04033479

ORIGEN™

WE START WITH YOU.

ORIGEN FINANCIAL, INC.

ANNUAL REPORT

For the Fiscal Year Ended December 31, 2003

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes certain forward-looking statements. The words ''will,'' ''may,'' ''designed to,'' ''believes,'' ''should,'' ''anticipates,'' ''plans,'' ''expects,'' ''intends,'' and ''estimates,'' and similar expressions, identify these forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, these expectations may not be correct. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report include the following:

- the performance of our manufactured home loans;
- our ability to borrow at favorable rates and terms;
- the supply of manufactured home loans;
- interest rate levels and changes in the yield curve (which is the curve formed by the differing Treasury rates paid on one, two, three, five, ten and 30 year term debt);
- our ability to use hedging strategies to insulate our exposure to changing interest rates;
- changes in, and the costs associated with complying with, federal, state and local regulations, including consumer finance and housing regulations;
- applicable laws, including federal income tax laws; and
- general economic conditions in the markets in which we operate.

We do not intend to update or revise any forward-looking statements that we make in this annual report or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

OUR BUSINESS

Origen Financial, Inc. is an internally-managed and internally-advised Delaware corporation. We will elect to be taxed as a REIT commencing with our taxable year ended December 31, 2003 and we intend to pay regular quarterly distributions. We originate manufactured home loans and service those loans. Also, as opportunities arise, we acquire and service manufactured home loans originated by others. We also securitize (and in the future intend to continue to securitize) manufactured home loans we originate or acquire from third parties. We currently conduct operations in 41 states. Together with Origen Financial L.L.C. and its predecessors, we have originated over $2 billion of manufactured home loans since 1996, of which $188.4 million was originated in 2003, $191.4 million was originated in 2002 and $194.6 million was originated in 2001.

We were incorporated on July 31, 2003. On October 8, 2003, we began operations upon the completion of a private placement of $150 million of our common stock to certain institutional and accredited investors. In connection with, and as a condition to, the October 2003 private placement, we acquired all of the equity interests of Origen Financial L.L.C. We also took steps to qualify Origen Financial, Inc. as a REIT. Currently, most of our operations are conducted through Origen Financial L.L.C., our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.

SELECTED FINANCIAL INFORMATION

The selected financial information presented below for Origen Financial, Inc. is derived from the audited consolidated financial statements of Origen Financial, Inc. for the period ended December 31, 2003. The financial information presented below for Origen Financial L.L.C. (our predecessor for accounting purposes) is derived from the audited consolidated financial statements of Origen Financial L.L.C. for the periods indicated. The financial information presented below for Bingham Financial Services Corporation ("Bingham") (Origen Financial L.L.C.'s predecessor for accounting purposes) is derived from the audited consolidated financial statements of Bingham for the periods indicated.

The historical financial statements of Origen Financial L.L.C. and Bingham represent the combined financial condition and results of operations of those entities. We believe that the businesses, financial statements and results of operations of those entities are quantitatively different from ours. Those entities' results of operations reflect capital constraints and corporate and business strategies, including commercial mortgage loan origination and servicing, which are different than ours. We have also elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. and Bingham are not indicative of our future performance. In addition, since the financial information presented below is only a summary and does not provide all of the information contained in the financial statements from which it is derived, including related notes, you should read "Management's Discussion and Analysis of Financial

Condition and Results of Operations," and the financial statements, including related notes, contained elsewhere in this annual report.

	Origen Financial, Inc.	Origen Financial L.L.C.		Bingham Financial Services Corporation			
	Period from October 8 through December 31, 2003(1)	Period from January 1 through October 7, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999(2)	Year Ended September 30, 1999
			(In thousands, except for per share data)				
Operating Statement Data:							
Interest income on loans	$ 7,777	$ 16,398	$ 9,963	$ 9,493	$ 14,593	$ 4,069	$ 9,477
Gain on sale and securitization of loans	—	28	2,719	5,186	27	1,603	4,399
Servicing and other revenues	2,880	7,329	7,703	14,994	10,866	1,394	2,401
Total revenue	10,657	23,755	20,385	29,673	25,486	7,066	16,277
Interest expense	2,408	11,418	5,935	7,875	14,202	2,832	6,856
Provisions for loan loss, recourse liability and write down of residual interests	768	9,849	18,176	18,118	7,671	362	653
Distribution of preferred interest	—	1,662	—	—	—	—	—
Other operating expenses	5,515	24,754	25,461	21,821	28,242	3,296	7,551
Total expenses	8,691	47,683	49,572	47,814	50,115	6,490	15,060
Income (loss) before income taxes	1,966	(23,928)	(29,187)	(18,449)	(24,629)	576	1,217
Provision (benefit) for income taxes(3)	—	—	—	1,245	(8,374)	198	441
Income (loss) before cumulative effect of change in accounting principle	1,966	(23,928)	(29,187)	(19,694)	(16,255)	378	776
Cumulative effect of change in accounting principle	—	—	—	—	—	(563)	—
Net Income (Loss)	$ 1,966	$ (23,928)	$ (29,187)	$ (19,694)	$ (16,255)	$ (185)	$ 776
Earning (loss) per share — Diluted	$ 0.13	$ —(4)	$ —(4)	$ (7.63)	$ (6.19)	$ (0.07)	$ 0.36
Distributions declared per share	0.098	—	—	—	—	—	—

	Origen Financial, Inc.	Origen Financial L.L.C.		Bingham Financial Services Corporation			
	Period from October 8 through December 31, 2003(1)	Period from January 1 through October 7, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999(2)	Year Ended September 30, 1999
			(In thousands, except for per share data)				
Balance Sheet Data:							
Loans receivable, net of allowance for losses	$368,509	$ 279,300	$173,764	$126,591	$ 98,633	$141,453	$117,887
Servicing rights	5,131	5,892	7,327	6,855	9,143	9,736	2,120
Retained interests in loan securitizations	749	785	5,833	—	—	—	—
Goodwill	32,277	18,332	18,332	—	—	—	—
Cash and other assets	37,876	22,894	22,492	33,646	40,105	17,310	12,691
Total assets	$444,542	$ 327,203	$227,748	$167,092	$147,881	$168,499	$132,698
Total debt	277,441	273,186	196,031	122,999	113,617	124,802	101,070
Preferred interest in subsidiary	—	45,617	—	—	—	—	—
Other liabilities	24,312	22,345	21,413	53,335	23,424	17,558	5,560
Members'/Stockholders' Equity/Capital	142,789	(13,945)	10,304	(9,242)	10,840	26,139	26,068
Other Information							
Cash Flow Data: (source/(use))							
From operating activities	$(95,357)	$(124,461)	$(80,646)	$(63,264)	$ 15,696	$(20,368)	$(30,892)
From investing activities	(127)	(811)	(1,480)	10,871	(911)	(4,075)	(3,545)
From financing activities	101,232	126,193	82,182	49,312	(11,264)	23,713	33,188
Selected Ratios							
Return on average assets	1.82%	−8.52%	−18.79%	−15.68%	−9.32%	−0.1200%	0.85%
Return on average equity	5.51%	−1352.96%	−91.29%	−165.30%	−80.90%	−0.7100%	5.36%
Average equity to average assets	33.14%	0.63%	20.58%	4.22%	11.52%	17.33%	15.87%

(1) Origen Financial, Inc. began operations on October 8, 2003 as a REIT with Origen Financial L.L.C. as a wholly-owned subsidiary.

(2) On February 4, 2000, Bingham changed its fiscal year end from a twelve month period ended September 30 to a twelve month period ended December 31.

(3) As a REIT, Origen Financial, Inc. is not required to pay federal corporate income taxes on its net income that is currently distributed to its stockholders. As a limited liability company, Origen Financial L.L.C. does not incur income taxes. Bingham was taxed as a regular C corporation during the periods indicated.

(4) As a limited liability company, Origen Financial L.L.C. did not report earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations and liquidity and capital resources contained within this annual report is more clearly understood when read in conjunction with our historical financial statements and the historical financial statements of Origen Financial L.L.C. and Bingham, as well as the related notes. The notes to the financial statements provide information about us, Origen Financial L.L.C. and Bingham, as well as the basis for presentation used in this annual report.

Overview

On October 8, 2003, we began operations upon the completion of a private placement of $150 million of our common stock to certain institutional and accredited investors. On February 4, 2004, we completed another private placement of $10 million of our common stock to one institutional investor. In connection with and as a condition to the October 2003 private placement, we acquired all of the equity interests of Origen Financial L.L.C. We also took steps to qualify Origen Financial, Inc. as a REIT. Currently, most of our operations are conducted through Origen Financial L.L.C., which is our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.

The historical financial statements of Origen Financial L.L.C. and Bingham represent the combined financial condition and results of operations of those entities. We believe that the businesses, financial statements and results of operations of those entities are quantitatively different from ours. Those entities' results of operations reflect capital constraints and corporate and business strategies, including commercial mortgage loan origination and servicing, which are different than ours. We also have elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. and Bingham are not indicative of our future performance.

From its inception in 1996, Bingham's business consisted of originating and servicing manufactured home loans and commercial real estate loans. In December 2001, Origen Financial L.L.C. was organized and capitalized with $40 million. Effective December 18, 2001, Origen Financial L.L.C. acquired Bingham's manufactured home loan origination and servicing business.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. On an on-going basis, we evaluate these estimates, including those related to reserve for credit losses, recourse liabilities, servicing rights and retained interests in loans sold and securitized. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Transfers of Financial Assets: We engage in securitizations and whole loan sales of our manufactured home loan receivables. Securitizations may take the form of a loan sale or a financing. We structured all loan securitizations occurring before 2003 as loan sales for accounting purposes. Our 2003 private securitization with Citigroup is structured as a financing. In the future, we intend to structure and account for our securitizations as financings. When a loan securitization is structured as a financing, the financed asset remains on our books along with the recorded liability that evidences the financing. Income from both the loan interest spread and the servicing fees received on the securitized loans are recorded into income as earned. An appropriate allowance for credit losses is maintained on the loans. When a loan securitization is structured as a loan sale, any gains and losses are recognized in the consolidated statements of operations when we relinquish control of the transferred financial assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 140 *"Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* We record certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans. At the time of the sale we estimate these amounts based upon a declining principal balance of the underlying loans, adjusted by an estimated prepayment and loss rate, and we capitalize these amounts using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded as retained interests in loans sold and securitized and capitalized servicing rights. We assess the carrying value of the retained interests for impairment on a monthly basis. Any subsequent changes in fair value of the retained interests are recognized in the consolidated statements of operations. The use of different pricing models or assumptions could produce different financial results. There can be no assurance that our estimates used to determine the value of retained interests and the servicing asset valuations will remain appropriate for the life of the securitization.

Allowance for Credit Losses: Our loan portfolio is comprised of manufactured home loans with an average loan balance of less than $50,000. The allowance for credit losses is determined at the portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). Our loss rate factors are based on historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers' ability to repay and estimated collateral value. The allowance for loan losses represents an unallocated allowance; there are no elements of the allowance allocated to specific individual loans or to impaired loans.

Liability for Loans Sold With Recourse: We periodically sell manufactured home loans on a whole-loan basis. At the time of such loan sales, we recognize recourse liabilities pursuant to our future obligations, if any, to the applicable loan purchasers under the provisions of the respective sale agreements. Under existing recourse provisions, we are required to repurchase any loan contract that goes into default, as defined in the respective loan agreement, for the life of each loan sold, at an amount equal to the outstanding principal balance and accrued interest, and refund any purchase premiums. The loan purchasers have no recourse to our other assets for failure of debtors to pay when due.

The loan pools subject to recourse provisions are comprised of manufactured home loans with an average loan balance of less than $50,000. The estimated recourse liability is calculated based on historical default rates and loss experience for pools of similar loans we originate and service. These loss rates are applied to each pool of loans subject to recourse provisions and the resulting estimated recourse liability represents the present value of the expected obligations under those recourse provisions. The loss rates are adjusted for economic conditions and other trends affecting borrowers' ability to repay and estimated collateral value. The recourse liability is calculated at a portfolio level and there are no elements of the estimated recourse liability allocated to specific loans.

Derivative Financial Instruments: We have periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to our loans receivable and anticipated sales or securitizations. We follow the provisions of Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* (as amended by Statement of Financial Accounting Standards No. 149, "SFAS 133"). Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.

Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings. We used interest rate swaps to hedge a significant portion of the approximately $273.4 million in floating rate notes payable outstanding at December 31, 2003, related to our securitization arrangement with Citigroup Global Markets Realty Corp. ("Citigroup"). There were no derivative instruments used during 2002 or 2001 or designated as hedges at December 31, 2002 or 2001.

Stock Options: In connection with our formation, we adopted a stock option plan. We have elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 *"Accounting for Stock Issued to Employees."*

Goodwill Impairment: The provisions of Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* require that recorded goodwill be tested for impairment on an annual basis. The initial and on-going estimate of our fair value is based on our assumptions and projections. Once determined, the amount is compared to our net book value to determine if a write-down in the recorded value of the goodwill is necessary. As a result of this process, we have determined that there has been no impairment during any of the periods reported through December 31, 2003.

Results of Operations and Balance Sheet Data — Origen Financial, Inc.

Results of Operations for the Period October 8, 2003 through December 31, 2003

The following table summarizes the use of proceeds from our October 2003 stock offering (in thousands).

Repayment of Notes Payable	$ 64,756
Redemption of Preferred Interests in Subsidiary	45,618
Payment of Underwriters' Fees on Issuance of Common Stock	5,750
Payment of Other Fees Related to Issuance of Common Stock	2,256
Purchases of Manufactured Home Loan Portfolios	13,106
On-going Operations, Including Funding of Manufactured Home Loans	18,514
Total	$150,000

Origen Financial L.L.C. and Bingham relied heavily on high cost short-term borrowings to fund day-to-day operations due to a lack of significant permanent capital. This lack of capital combined with losses incurred by those companies from underperforming loans originated prior to year 2002 (referred to as "legacy" loans), resulted in significant net operating losses prior to the commencement of our operations. By replacing high cost borrowings with permanent capital, we were able to dramatically reduce the cost of funds as compared to that of Origen Financial L.L.C. and Bingham.

Because a substantial portion of the legacy loans have reached or passed their peak loss years, and have been paid down or charged off, these lesser quality loans make up a rapidly reducing percentage of our total loan portfolio. At December 31, 2003, 82% of our loan portfolio was originated after year 2001. This is significant because in year 2002 Origen Financial L.L.C. introduced a significantly improved credit-scoring model, TNG™, and implemented new underwriting procedures around this model, which greatly improved the quality of underwriting. Primarily due to these factors, we have been able to reverse the trend of operating losses of our predecessors and have experienced profitable operations since inception through December 31, 2003. For the period, we recorded net income of approximately $2.0 million, representing $.13 per share on a fully-diluted basis. On December 31, 2003, our board of directors declared a distribution to our investors equal to 100% of our estimated taxable income. On January 30, 2004, we distributed approximately $1.5 million to our stockholders.

We measure loan quality in several ways. In addition to using TNG™, we also score our loans using a widely used credit-scoring model commonly referred to as FICO®, developed by the Fair Isaac Corporation. The weighted average FICO® score for loans originated in years 2000 and 2001 was 680 and 679, respectively. In contrast, loans made in years 2002 and 2003 had weighted average FICO® scores of 709 and 719, respectively. Loans originated during October 2003 through December 2003 had weighted average FICO® scores of 728, continuing the trend of improving credit quality. Aside from the credit quality of the borrower, we have further reduced the risk of loss of loans made in years 2002 and 2003 by reducing the average loan term and lowering the average loan-to-invoice ratio ("LTI"). In year 2001, 25% of our loan production had terms less than 20 years. In 2002 and 2003, loans with terms less than 20 years represented 52% and 87%, respectively, of our loan production. We have reduced LTI where we use it to determine loan amounts by approximately 12% from 2001 to 2003.

During the period from October 8, 2003 (the date we began operations) through December 31, 2003, we originated $50.8 million of loans, with a weighted average coupon of 9.75%. We were able to originate these loans during a period in which manufactured home shipments were at an all-time low. Manufactured home shipments tend to be cyclical and management believes that the industry is poised for increased origination and servicing opportunities.

Interest income for the period was $7.8 million and interest expense was $2.4 million, resulting in a net interest margin of $5.4 million. On a relative basis, this is a significantly greater net interest margin than that historically realized by our predecessor companies due to the elimination of high cost borrowings. The provision for loan losses for the period of $0.8 million, represented a decreased loan loss level on an annualized basis, compared to the predecessor companies, representing the increasing credit quality of new loan production. We recorded non-interest revenue of $2.8 million for the period, which primarily related to loan servicing operations. The total principal balance of loans serviced has remained fairly static over the past two years, at approximately $1.3 billion, representing approximately 31,500 accounts. Servicing fee income is reported net of amortization of servicing assets. Non-interest expenses for the period were $6.3 million, with approximately 61% of such expenses related to employee compensation. There was no provision for federal income tax for the period, due to the fact that our taxable REIT subsidiaries operated at a loss for tax purposes after appropriate allocations of overhead from us.

During the period, we utilized a short-term securitization arrangement provided by Citigroup as a primary funding source for our loan portfolio until such time as we obtain a warehouse facility. The interest rate on the Citigroup facility is based on one-month LIBOR plus a spread. During the period, we entered into two interest rate swap agreements that were effective as of October 2003 and November 2003 and have the effect of fixing the variable rate of the covered portion of this facility through April 2004.

Balance Sheet as of December 31, 2003

At December 31, 2003, we held loans representing approximately $380.1 million of principal balances, which constituted over 85% of our total assets. Approximately $238.0 million of these loans were included in our February 2004 public securitization, and will continue to be carried on our balance sheet because our February 2004 public securitization was structured as a financing. To the extent the loans are eligible on an individual basis and not already included in our February 2004 public securitization, we plan to securitize such loans and issue asset-backed bonds through periodic transactions in the asset-backed securitization market. The timing of such transactions will depend on prevailing market conditions and the availability of sufficient total loan balances to constitute an efficient transaction from the perspective of overall size.

The carrying amounts and fair value of loans receivable consisted of the following at December 31, 2003 (in thousands):

Manufactured home loans	$380,174
Accrued interest receivable	2,608
Deferred fees	(3,518)
Discount on purchased loans	(7,141)
Allowance for loan loss	(3,614)
	$368,509

The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at December 31, 2003 (dollars in thousands):

Principal balance loans receivable	$ 380,174
Number of loans receivable	9,131
Average loan balance	$ 42
Weighted average loan yield	10.23%
Weighted average initial term	264 months

Delinquency statistics for the manufactured home loan portfolio are as follows at December 31, 2003 (dollars in thousands):

	No. of Loans	Principal Balance	% of Portfolio
Days delinquent			
31-60	193	$7,068	1.9%
61-90	83	2,943	0.8%
Greater than 90	158	6,575	1.7%

Through our wholly-owned subsidiary, Origen Servicing, Inc., we provide loan servicing for manufactured housing loans that we and our predecessors have originated or purchased, and for loans originated by third parties. As of December 31, 2003 we serviced approximately $1.3 billion of loans, consisting of approximately $909.2 million of loans serviced for others and approximately $385.3 million of loans that we own. Included in the loans serviced for others are $212.8 million of loans that we or our predecessors originated and subsequently sold in two securitization transactions. As part of our contractual services, certain of our servicing contracts require us to advance uncollected principal and interest payments at a prescribed cut-off date each month to an appointed trustee on behalf of the investors in the loans. We are reimbursed by the trust in the event such delinquent principal and interest payments remain uncollected during the next reporting period. Also, as part of the servicing function, in order to protect the value of the housing asset underlying the loan, we are required to advance expenses, taxes, insurance costs and costs related to the foreclosure or repossession process as necessary. Such expenditures are reported to the appropriate trustee for reimbursement. At December 31, 2003, we had advances outstanding of approximately $10.5 million.

As a result of the acquisition of Origen Financial, L.L.C. on October 8, 2003, which was accounted for as a purchase, we recorded the net assets acquired at fair value, which resulted in goodwill of $32.3 million. Based upon our estimate of the fair value of Origen Financial, Inc. at December 31, 2003, there was no impairment of the recorded value of goodwill.

At December 31, 2003, we held 170 repossessed homes owned by us. The book value of these homes, after establishment of lower of cost or market value, was approximately $3.7 million. We also manage the repossession and disposition of homes that we service for others, and at December 31, 2003, the inventory of such homes totaled 405. The weighted average age in inventory of all homes, including those owned by us and those managed for others, was 143.8 days, as of that date.

Accounts payable and accrued expenses totaled $14.1 million at December 31, 2003. Of this amount, approximately $3.7 million represents pending disbursement for approved loans; $1.4 million represents trade payables and accrued expenses (primarily professional fees); $5.7 million represents funds collected through our loan servicing operation for investors pending monthly disbursement to a trustee; $2.3 million represents liabilities relating to compensation and payroll; and approximately $1.0 million represents various other liabilities. The cash collections that created the $5.7 million liability for pending disbursement to investors is included in the approximately $6 million of restricted cash recorded as an asset on our books.

In the past, our predecessor companies sold loans with recourse. At December 31, 2003, we had a recorded liability for recourse loans of $8.7 million. We monitor the performance of these loans and each month we perform a valuation to determine the adequacy of the reserve.

On December 31, 2003, our board of directors declared a distribution to our stockholders of approximately $1.5 million (100% of our estimated taxable income). This amount differs from our book net income, on a consolidated basis, due to book/tax differences relating to timing of transactions and the exclusion of the operation of any taxable REIT subsidiaries. The distribution is reflected as a liability at December 31, 2003, and as a reduction of stockholders' equity.

At December 31, 2003 our total borrowings under our short-term securitization arrangement with Citigroup were $273.4 million. These funds were used to fund loans originated or purchased. Under the terms of this arrangement, originally entered into in March 2003, we pledge loans as collateral and in turn are advanced funds. On November 1, 2003 the terms of the agreement were modified by segregating the pledged loans into two separate pools designated 2003-1A and 2003-1B. The maximum advance amounts were set at $181.4 million on 2003-1A and $160.0 million on 2003-1B. The modification added a stratified advance rate for each pool and reduced the stated interest rate on pool 2003-1B. Additionally, the maturity date was fixed on 2003-1A at April 18, 2004 and on pool 2003-1B at November 16, 2004. We used the proceeds of our February 2004 public securitization (approximately $176.7 million) to pay down the Citigroup financing arrangement.

We currently have a revolving credit facility with Bank One. Under the terms of the facility we can borrow up to $7 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon our collection of monthly payments made by borrowers under such manufactured home loans. The outstanding balance under the facility accrues interest at the bank's prime rate. To secure the loan, we have granted the bank a security interest in substantially all of our assets. The facility terminates on December 31, 2004. At December 31, 2003 we had approximately $4 million outstanding on this facility.

Stockholders' equity at December 31, 2003 was approximately $142.8 million. We raised $142.2 million from our common stock offering that closed on October 8, 2003 after deducting related offering costs. We earned approximately $2.0 million for the period October 8, 2003 through December 31, 2003 and declared approximately $1.5 million in distributions in December 2003. The distributions were recorded as a liability and a reduction to stockholders' equity. The distributions were paid in January 2004. We recorded unearned stock compensation in the amount of $1.1 million relating to restricted shares granted to executive management and independent directors concurrent with the closing of our common stock offering.

Results of Operations for the Years Ended December 31, 2003 (pro forma of Origen Financial, Inc.) and December 31, 2002 (Origen Financial L.L.C.)

The following schedule is a pro forma presentation of the combined results of operations, for the year 2003, of Origen Financial L.L.C. (January 1, 2003 through October 7, 2003) and Origen Financial, Inc. (October 8, 2003 through December 31, 2003), as compared to the operations of Origen Financial L.L.C. for the twelve months ended December 31, 2002 (in thousands). The historical results of Origen Financial, L.L.C.

for 2003 have been combined with those of Origen Financial, Inc. because there is no difference between Origen Financial L.L.C.'s cost basis and its fair value.

	2003	2002	Increase (Decrease)
Revenues:			
Interest income on loans	$ 24,175	$ 9,963	$14,212
Loan servicing fees	9,619	7,672	1,947
Gain (loss) on sale and securitization of loans	28	2,719	(2,691)
Other income	590	31	559
Total revenues	34,412	20,385	14,027
Costs and Expenses:			
Interest expense	13,826	5,935	7,891
Preferred distribution of subsidiary equity	1,662	0	1,662
Provision for credit losses and recourse liability	5,533	16,092	(10,559)
Write down of residual interest	5,084	2,084	3,000
Compensation and benefits	20,206	16,830	3,376
Reorganization costs	—	1,554	(1,554)
General and administrative	8,169	4,987	3,182
Other operating expenses	1,894	2,090	(196)
Total costs and expenses	56,374	49,572	6,802
Net income (loss)	$(21,962)	$(29,187)	$ 7,225

The following tables set forth the extent to which net interest income was affected by changes in average interest rates and average balances of interest-earning assets and interest-bearing liabilities.

	Years Ended December 31, 2003 and 2002								
	Average Balance		Average Rate		Interest		Increase (Decrease)	Variance	
	2003	2002	2003	2002	2003	2002		Volume	Rate
	(In thousands)								
Interest-earning assets:									
Manufactured home loans	$ 257,250	$ 92,623	9.40%	10.76%	$24,175	$ 9,963	$14,212	$15,472	$(1,260)
Other interest earning assets	6,707	1,289	1.95%	2.03%	30	62	(32)	(31)	(1)
	$ 263,957	$ 93,912	9.17%	10.67%	$24,205	$10,025	$14,180	$15,441	$(1,261)
Interest-bearing liabilities									
Term loan	$ 197,676	$ 0	4.89%	0.00%	$ 7,253	$ 0	$ 7,253	$ 7,253	$ 0
Preferred interest	28,508	0	11.00%	0.00%	1,662	0	1,662	1,662	0
Revolving line of credit	58,540	28,180	10.49%	10.61%	5,482	3,266	2,216	2,250	(34)
Loans sold under repurchase	85,511	80,342	2.67%	2.50%	1,046	2,669	(1,623)	(1,760)	137
	$ 370,235	$108,522	4.17%	5.47%	$15,443	$ 5,935	$ 9,508	$ 9,405	$ 103
Interest rate spread			5.00%	5.20%					
Deficit average earning assets	$(106,278)	$(14,610)	9.17%	10.67%					
Net interest margin			3.32%	4.36%	$ 8,762	$ 4,090	$ 4,672	$ 6,036	$(1,364)

Loan originations for the twelve months ended December 31, 2003 totaled $188.4 million versus $191.3 million for the full year of 2002. For year 2003, chattel loans comprised approximately 95% of loans originated compared to approximately 92% for year 2002. The balance of loans originated in each year were land-home loans, which represent manufactured home loans additionally secured by real estate.

Interest income on loans was significantly greater in year 2003 as compared to 2002, primarily because during 2003 we utilized a combination of loan funding facilities to finance our loan portfolio on book, whereas during 2002 we sold a substantial portion of our loan portfolio in a securitized transaction, the structure of which required gain on sale treatment for accounting purposes. In March 2002, we sold approximately $135 million of our loans through a securitized structure, retaining a residual interest in such loans representing an initial retention of approximately 4%. Accordingly, we had less interest-earning assets on our books during year 2002. For the year 2003, we had average interest-earning assets of $264.0 million as compared to $93.9 million for year 2002. This was offset to a degree by lower average interest rates during 2003. Average rates for interest-earning assets during 2003 were 9.40% versus 10.67% for year 2002.

While the average serviced loan portfolio remained fairly constant during years 2003 and 2002 at approximately $1.3 billion, we realized an increase in loan servicing fees during year 2003. Typically, we receive servicing fees of 1.00% on loans we place in securitized transactions. During 2003, we financed our loans primarily using a short-term securitized structure, the terms of which specified a servicing fee of 1.25%, resulting in higher servicing income on a significant portion of our serviced loans.

The March 2002 securitized loan sale was accounted for using gain on sale treatment. The resulting net gain recorded in year 2002 was approximately $2.7 million. Our 2003 private securitization with Citigroup was structured as a financing.

Other income increased substantially in year 2003 compared to 2002. Such income consists primarily of ancillary revenue relating to our loan servicing operations. This revenue is substantially derived from commissions on force-placed insurance on loans serviced and late fees retained by us as collected from delinquent borrowers.

Interest expense increased significantly during year 2003, as compared to year 2002. As operating losses were incurred during 2002 and 2003, it was necessary to rely to an increasing degree, in the absence of adequate permanent capital, on high cost, short-term borrowed funds. Average interest-bearing liabilities for year 2003 were $370.2 million, as compared to $108.5 million for 2002. Of the $370.2 million average interest-bearing liabilities for year 2003, approximately $197.8 million related to financing treatment relating to loans receivable funded by the Citigroup facility. This was a significant reason for the increased interest expense in 2003. Average interest rates on interest-bearing liabilities were lower in 2003 than in 2002. However, the historically low rates on loan funding facilities accessed during 2003 were partially offset by the continued use of high cost borrowings to fund shortfalls in cash from operations through October 7, 2003. The average rate on interest-bearing liabilities for 2003 was 4.17% as compared to 5.47% for 2002. Interest expense incurred during years 2003 and 2002 is not indicative of future interest expense. Given our improved capital position after our October 2003 and February 2004 private placements and this offering, we anticipate that there will be no discernable need for the type of short-term, high-cost borrowings that were utilized during 2003 and 2002. We expect that our improved capital position will allow us to negotiate more favorable terms on our loan warehouse facilities in the future than was possible in 2003 and 2002.

Provisions for credit losses and loan recourse reserves were substantially lower in year 2003 as compared to year 2002. In 2002, due to the continued performance deterioration of a pool of loans originally sold with full recourse in year 2000, it was necessary for our predecessor company to greatly increase its provision for such recourse. The principal balance of the loan pool at the date of sale was approximately $114.4 million, and as of December 31, 2003, the remaining loan principal balance is approximately $56.5 million. These loan balances are not carried on our books, since ownership of the loans was transferred to the acquiror in a true sale transaction, albeit with 100% recourse for loans that become 90-days delinquent. On a going-forward basis, we do not expect to experience any significant increases in our provision for loan recourse reserves, as the related loan balances continue to pay down and the life of the loans extend beyond the peak loss periods in their normal life cycle.

For 2003 total credit losses on loans we originated, including losses relating to assets securitized by us and loans sold with full or partial recourse, amounted to approximately 3.37% of the average principal balance of the related loans, compared to approximately 3.70% for 2002. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At December 31, 2003, the 30 days or greater delinquency rate on loans was 5.59%, compared to 4.13% at December 31, 2002. January 2004 loan collections were much improved over the prior month, resulting in a 30 days or greater delinquency rate of 4.84% at January 31, 2004. Higher delinquency levels may result in increased repossessions and related future impairment and valuation provisions.

Securitized loan transactions completed during years 2002 and 2001 were structured as loan sales for accounting purposes. As a result, our predecessor companies recorded an asset representing residual interests in the loans at the time of sale, based on the discounted values of the projected cash flows over the expected life of the loans sold. Due to deterioration (beginning in 2002 and accelerating in 2003) in the credit performance of these sold loans as compared to the initially projected performance, it was necessary to adjust the carrying value of these residual interests during both years 2003 and 2002. As a result, a write-down of approximately $5 million was taken in 2003 and approximately $2.1 million was taken in 2002. On a going-forward basis, we do not expect to experience this magnitude of write-down, as we only have residual balances remaining on our balance sheet of approximately $749,000. Since 2002, neither we nor our predecessor companies have used gain on sale treatment for loan securitization transactions, nor is it our intention to do so in the future.

Compensation and benefits increased primarily due to an increase in the average number of employees between years 2003 and 2002 and costs associated with a change of control payment to one of our executives. The October 8, 2003 common stock offering triggered a change of control provision in the employment contract of the Chief Executive Officer of Origen Financial L.L.C., which was satisfied by the payment of approximately $944,000 in stock grants and cash. At December 31, 2003, we had 262 employees. The average number of employees for the year 2003 was 252 versus 236 in 2002, an increase of 6.8%. In 2002, there was approximately $1.6 million of reorganization costs, most of which were personnel related.

General and administrative expenses increased by almost $3.2 million in 2003 as compared to 2002. This increase was largely attributable to approximately $2.5 million related to the extensive use of outside professional services, primarily law firms, in the process of determining all state licensing requirements and the securing of such licenses, as well as professional services used in the pursuit of capital, other than that incurred for the October 2003 stock offering.

Results of Operations for the Years Ended December 31, 2002 (Origen Financial L.L.C.) and December 31, 2001 (Bingham)

On December 18, 2001, Origen Financial L.L.C. acquired the manufactured home lending operations of Bingham. Origen Financial L.L.C. used the purchase method of accounting to record the assets acquired and liabilities assumed, which required recognition of goodwill. At the date of acquisition, there was no difference between the cost basis of Bingham's business and its fair value. Since its inception in 1996, Bingham's business was focused primarily on originating and servicing manufactured home loans. Bingham was also engaged in the commercial real estate loan origination and servicing business. Origen Financial L.L.C. is a limited liability company, and as such does not record income taxes. Bingham, on the other hand, is a corporation and is subject to corporate-level income taxes. Given that the results of operations for 2001 included significant activities from commercial real estate loan originations and servicing, and given that Bingham was subject to corporate income tax, the results of operations for 2001 are not comparable to the results of operations for 2002 and 2003, nor are such results indicative of future results of operations.

Interest income on loans was $10.0 million for 2002, compared to $9.5 million for 2001, representing an increase of 5.3%. The increase is primarily the result of an increase in the average outstanding loan receivable balance which was $92.6 million for 2002, compared to $89.1 million for 2001, which was an increase of

3.9%. Interest income was also affected by an increase in the average yield on the loan receivable portfolio, which was 10.76% for 2002 versus 10.33% for 2001.

Interest expense for 2002 was $5.9 million compared to $7.9 million for 2001, which was a decrease of 25.3%. The decrease is primarily the result of the decrease in the average borrowing rate on the credit facilities used to finance loan receivables and fund operations. The average borrowing rate decreased approximately 309 basis points to 4.60% for 2002, compared to 7.69% for 2001. The decrease in the average borrowing rate is primarily related to a higher balance of the loan portfolio being financed on a repurchase facility for 2002 compared to 2001. The repurchase facility was a variable rate facility that used the 30-day LIBOR rate as an index. The average 30-day LIBOR was approximately 1.76% for 2002 compared to approximately 4.12% for 2001, representing a decrease of approximately 236 basis points.

The following tables set forth the extent to which net interest income was affected by changes in average interest rates and average balances of interest-earning assets and interest-bearing liabilities.

	Years Ended December 31, 2002 and 2001								
	Average Balance		Average Rate		Interest		Increase (Decrease)	Variance	
	2002	2001	2002	2001	2002	2001		Volume	Rate
	(In thousands)								
Interest-earning assets:									
Manufactured home loans	$ 92,623	$ 89,083	10.76%	10.33%	$ 9,963	$9,493	$ 470	$ 87	$ 383
Other interest earning assets	1,289	1,902	2.03	3.73	62	71	(9)	23	(32)
	$ 93,912	$ 90,985	10.67%	10.19%	$10,025	$9,564	$ 461	$ 110	$ 351
Interest-bearing liabilities									
Term loan	$ —	$ 4,000	0.00%	11.68%	$ 0	$ 467	$ (467)	$ (467)	$ 0
Revolving line of credit	28,180	36,890	10.61	7.99	3,266	2,947	319	(648)	967
Loans sold under repurchase	80,342	61,483	2.50	7.26	2,669	4,461	(1,792)	1,135	(2,927)
	$108,522	$102,373	5.47%	7.69%	$ 5,935	$7,875	$(1,940)	$ 20	$(1,960)
Interest rate spread			5.20%	2.50%					
Deficit average earning assets	$(14,610)	$(11,388)	10.67%	10.19%					
Net interest margin			4.36%	1.86%	$ 4,090	$1,689	$ 2,401	$ 90	$ 2,311

Loan servicing fees collected on manufactured home loans, which are reported net of amortization of servicing assets, were $7.7 million for 2002, compared to $10.2 million for 2001, resulting in a decrease of 24.5%. The decrease is primarily the result of a contractual 25 basis point decrease in the average service fee rate related to the servicing rights acquired with the acquisition of Origen Financial L.L.C.'s predecessor. The average principal balance of manufactured home loans serviced for others was approximately $1.2 billion for 2002, compared to an average outstanding principal balance of $1.1 billion for 2001, representing an increase of 8.3%.

Periodically our predecessor companies securitized manufactured home loans. Under the extant legal structure of the companies' securitization programs, loans originated or purchased by the companies were sold to a trust for cash. The trust sold asset-backed bonds secured by the loans to investors. If the securitization qualified as a true sale of the manufactured home loans, certain assets and income were recorded based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

Typically the companies retained the right to service the loans securitized. Fees for servicing the loans were based on a contractual percentage per annum ranging from 0.5% to 1.25% of the unpaid principal balance of the associated loans. In the event that the securitization was structured as a sale, a servicing asset was recognized in addition to a gain on sale of loans. The servicing asset was calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the historical experience of the companies. These factors included default and prepayment speeds and a presumed discount rate.

During 2002 Origen Financial L.L.C. securitized and sold approximately $135.0 million in principal balance of manufactured home loans compared to $165.0 million securitized and sold by Bingham in 2001. Accordingly, the retained interest, servicing asset and gain on sale of loans was recorded based on the actual principal balance of the loans delivered to the trust. The gain recognized in income as a result of the securitization represented the difference between the proceeds from the securitization and the allocated carrying cost of the loans securitized. For 2002 a gain of $2.7 million was recorded on the loans securitized compared to a gain of $5.2 million for 2001.

The following table sets forth facts and assumptions used in arriving at the valuation of the residual interests and servicing assets shown by year of securitization (dollars in thousands):

Year of securitization	2002	2001
Original principal balance of loans	$135,001	$164,939
Outstanding principal balance of loans	$124,540	$124,360
Average stated principal balance	$41	$40
Weighted average coupon on loans	10.74%	11.73%
Weighted average remaining term to maturity (months)	293	307
Weighted average LTV	88.02%	87.74%
Weighted average pass through rate to noteholders	6.33%	7.45%
Assumed annual losses (through month 200)	.06% to 4.0%	.01% to 3.9%
Timing of losses:		
Ramp (months)	1-6	1-4
Plateau (months)	7-12	5-27
Decline (months)	13-228	28-228
Assumed cumulative losses as a % of original principal	10.04%	17.28%
Annual servicing fee	1.00%	1.00%
Servicing asset	.25%	.25%
Discount rate applied to valuing the present value of cash flows associated with the retained interests	15.00%	15.00%
Prepayment speed(1)	150%	150%
Initial over-collateralization required	4.00%	1.00%
Final over-collateralization required	7.00%	4.50%

(1) Manufactured Housing Prepayment ("MHP") is based on an assumed rate of prepayments each month of the then unpaid principal balance of a pool of new contracts. A prepayment assumption of 100% MHP assumes constant prepayment rates of 3.7% per annum of the then unpaid principal balance of such contracts in the first month of the life of the contacts and an additional 0.1% per annum in each month thereafter until the 24th month. Beginning in the 24th month and in each month thereafter during the life of the contract, 100% MHP assumes a constant prepayment of 6.0% per annum each month.

The carrying values of the retained interests were valued on a monthly basis. During the year ended December 31, 2002 the pool of loans securitized in March 2002 experienced defaults and losses in excess of original expectations and it was concluded that such defaults are likely to be higher than expected in future periods as well. Initially, it was estimated that total life-time defaults as a percentage of initial pool balance would be 16.15% and net lifetime losses would be 8.25%. Based on the actual performance of the loans through December 31, 2002 estimated lifetime defaults were re-assessed to be 17.41% and net losses to be 10.04%. It was believed that the increased defaults and losses were other than temporary and as a result of the changes in valuation assumptions in the retained interests an impairment charge of approximately $2.1 million was recognized for the year ended December 31, 2002.

At December 31, 2002 and 2001, there were recorded liabilities of approximately $13.3 million and $7.9 million, respectively, related to manufactured home loans sold with recourse. For the year ended December 31, 2002 the liability was increased by $13.2 million through a charge to earnings versus an increase of $5.1 million for the year ended December 31, 2001. The pools of loans sold with recourse have experienced actual losses in excess of that originally estimated and it is likely the losses will continue into future periods. It is believed that the higher than expected losses are primarily the result of the economic downturn that began in the third quarter of 2001, made worse by the events of September 11 and continued into 2002. Accordingly, the increase in the recorded recourse liability during the year ended December 31, 2002 was the result of adjustments to the estimated cumulative life-time losses and the resulting impact on the calculated present value of expected future obligations. The estimated cumulative losses on the loans sold with recourse were increased to 21.60% compared to 11.55% at December 31, 2001. The recourse liability and related additions and transfers out of the recourse liability were as follows for the year ended December 31 (in thousands):

	2002	2001
Balance at beginning of period	$ 7,860	$ 9,313
Additional recourse agreements	25	—
Provision for recourse liability	13,178	5,067
Adjustment related to repurchase of loans put in securitization	—	(450)
Reimbursement for losses per recourse agreements	(772)	—
Transfers to allowance for credit losses	(6,971)	(6,070)
Balance at end of period	$13,320	$ 7,860

For the year ended December 31, 2002 the provision for credit losses was approximately $2.9 million compared to $3.5 million for the year ended December 31, 2001, representing a decrease of 17.1%. The decrease was attributable to a decrease in the actual net losses realized on chargeoffs that totaled $8.9 million for the year ended December 31, 2002, compared to $10.0 million for the year ended December 31, 2001, which was a decrease of 11.0%.

The allowance for credit losses as a percentage of gross manufactured home loans outstanding was 1.6% at December 31, 2002 compared to 1.4% at December 31, 2001, representing an increase of approximately 14.3%.

The allowance for credit losses and related additions and deductions to the allowance were as follows at December 31 (in thousands):

	2002	2001
Balance at beginning of period	$ 1,764	$ 2,168
Provision for loan losses	2,914	3,528
Transfers from recourse liability	6,971	6,070
Gross chargeoffs	(17,414)	(17,822)
Recoveries	8,508	7,820
Balance at end of period	$ 2,743	$ 1,764

Compensation and benefits were $16.8 million for the year ended December 31, 2002, versus $14.7 million for the year ended December 31, 2001, for an increase of 14.3%. The increase was primarily related to an increase in the number of full time employees (232 employees) at December 31, 2002 compared to December 31, 2001 (197 employees).

General and administrative and other operating expenses were $7.1 million for the year ended December 31, 2002, compared to $6.6 million for the year ended December 31, 2001, for an increase of 7.6%. The increase was due primarily to increases in occupancy costs and other office expenses related to the increased number of full time employees.

For the year ended December 31, 2002 approximately $1.6 million in costs were incurred related to a reorganization and consolidation of marketing, loan production and loan servicing operations into the Michigan and Texas offices.

Balance Sheet Comparison

Origen Financial L.L.C. acquired the manufactured home lending operations of Bingham on December 18, 2001 and used the purchase method of accounting to record the acquisition. At the date of acquisition, there was no difference between the cost basis of Bingham's business and its fair value.

Loans Receivable

Net loans receivable were $173.8 million at December 31, 2002 compared to $126.6 million at December 31, 2001, representing an increase of 37.3%. The change in net loans receivable was primarily a result of the fact that in the year ended December 31, 2002 Origen Financial L.L.C. securitized and sold approximately $135.0 million in principal balance of manufactured home loans compared to the year ended December 31, 2001 in which Bingham securitized and sold approximately $165.0 million in principal balance of manufactured home loans. Loan originations for the twelve months ended December 31, 2002 were $190.8 million compared to $192.0 million for the twelve months ended December 31, 2001.

The carrying amounts and fair value of loans receivable at December 31 consisted of the following (in thousands):

	2002	2001
Manufactured home loans	$177,828	$128,208
Floor plan loans	452	1,094
Accrued interest receivable	1,044	903
Deferred fees	(2,817)	(1,850)
Allowance for loan loss	(2,743)	(1,764)
	$173,764	$126,591

The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at December 31 (in thousands):

	2002	2001
Principal balance loans receivable	$177,828	$128,208
Number of loans receivable	4,067	3,117
Average loan balance	$ 44	$ 41
Weighted average loan yield	10.34%	10.85%
Weighted average initial term	23 years	26 years

Delinquency statistics for the manufactured home loan portfolio at December 31 are as follows (dollars in thousands):

	2002			2001		
	No. of Loans	Principal Balance	% of Portfolio	No. of Loans	Principal Balance	% of Portfolio
Days delinquent						
31-60	45	$1,789	1.0%	71	$3,346	2.6%
61-90	39	1,418	0.8%	18	791	0.6%
Greater than 90	96	4,309	2.4%	57	2,608	2.0%

Non-performing loans as a percentage of the total portfolio of manufactured home loans available for sale decreased to 1.7% at December 31, 2002, compared to 1.8% at December 31, 2001. The gross principal balance of non-performing loans was approximately $3.2 million at December 31, 2002 compared to $2.3 million at December 31, 2001, for an increase of 39.1%. Non-performing loans are defined as those loans that are 90 or more days delinquent in contractual principal payments.

Loan sale proceeds receivable were $3.9 million at December 31, 2002 compared to $5.7 million at December 31, 2001, representing a decrease of 31.6%. The decrease was primarily related to contractual payments received relative to the sale of approximately $114.4 million principal balance of manufactured home loans in August 2000. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. On a monthly basis, a fee of 0.125% is received (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month).

Servicing advances represent cash advanced for the purpose of funding required principal, interest, taxes, insurance and repossession expenses advanced on manufactured home loans that are serviced for outside investors. Servicing advances were $8.9 million at December 31, 2002 compared to $9.9 million at December 31, 2001, for a decrease of 10.1%. The decrease was primarily related to the timing of collections and reduced delinquencies on securitized pools of loans serviced, which in turn decreased the principal and interest required to be advanced to investors.

Accounts payable and accrued expenses increased approximately 42.0% to $8.1 million at December 31, 2002, compared to $5.7 million at December 31, 2001. The increase related primarily to approximately $800,000 in expenses accrued for reorganization and consolidation of origination, underwriting and remarketing operations, an approximately $750,000 payable related to land-home mortgage loans that had closed but had not been fully funded at December 31, 2002 and an approximate $325,000 increase in accrued trade payables.

Liquidity and Capital Resources

Our predecessor companies have sustained losses from operations since their inception, and have used, rather than provided, cash in their operations. The risks associated with the manufactured housing business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, repossessions, foreclosures and losses generally increase during economic slowdowns or recessions. For our finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, repossessions, foreclosures, losses or increased costs would adversely affect our financial condition and results of operations.

We require capital to fund our loan originations, acquire manufactured home loans originated by third parties and expand our loan servicing operations. At December 31, 2003, we had approximately $6.9 million in available cash and cash equivalents. As a REIT, we will be required to distribute at least 90% of our taxable income to our stockholders on an annual basis. Therefore, as a general matter, it is unlikely we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash provided from operations and external sources of capital. Historically, we have satisfied our liquidity needs through cash generated from operations, sales of our common and preferred stock, borrowings on our credit facilities and loan sales and securitizations.

Access to the securitization market is very important to our business. In January 2004, we priced a securitized financing transaction for approximately $239 million of loans, which is funded by issuing bonds in the approximate amount of $200 million, at a duration weighted average interest cost of 5.13%. While we did not structure this transaction as a REMIC because of REIT tax issues, we structured the transaction to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. The transaction closed on February 11, 2004. The results of this securitization transaction had a positive effect on our liquidity and capital resources. The proceeds from successful securitization transactions generally are applied to paying down our other short-term credit facilities giving us renewed borrowing capacity to fund new loan originations.

Numerous factors affect our ability to complete a successful securitization, including factors beyond our control. These include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors' demand for securitized debt. When these factors are unfavorable, as has been the case in recent years, our ability to successfully complete securitization transactions is impeded and our liquidity and capital resources are affected negatively. There can be no assurance that current favorable conditions will continue or that unfavorable conditions will not return.

At March 31, 2004 our total borrowings were $354.4 million, of which approximately $134.4 million related to notes issued to Citigroup to fund loans originated or purchased. Under the terms of the Citigroup agreement, originally entered into in March 2003 and revised in November 2003 to split the loans into two pools, one under a note due in April 2004 and one under a note due in November 2004, we pledge loans as collateral and in turn are advanced funds. Upon closing of our securitization transaction on February 11, 2004, we applied approximately $176.7 million of proceeds to reduce the aggregate balances under the Citigroup notes, which were $273.4 million at December 31, 2003. On March 30, 2004 the terms of the agreement were modified by segregating the pledged loans into three separate pools designated 2004-1A, 2004-1B and 2004-1C. The maximum advance amount on 2004-1A (for new loan production) was set at $170.0 million, the fixed advance amount on 2004-1B (for loans originated in 2003) was set at approximately $71.6 million and the maximum amount on 2004-1C (for loans acquired from third parties) was set at $150.0 million. The modification added a stratified advance rate for each pool and reduced the stated interest rate on all three pools. Additionally, the maturity date was fixed on 2004-1A at March 29, 2005, on 2004-1B at November 16, 2004 and on 2004-1C at March 28, 2006.

All references to historical cash flows for the twelve months ended December 31, 2003 and 2002 include the cash flows of our predecessors. Cash used in operating activities during the twelve months ended December 31, 2003, totaled $219.8 million versus $80.6 million for the twelve months ended December 31, 2002. Cash used to originate loans was comparable for the two years at $197.5 million and $209.5 million for 2003 and 2002, respectively. Loan purchases required cash of approximately $49 million in 2003 versus $0 in 2002. Proceeds from the sale of loans held for sale were $620,000 in 2003 and $129.1 million for 2002, reflecting the change from the gain on sale structure used for loan securitization in 2002 as compared to financing treatment in 2003. Principal collections on loans held during 2003 totaled $45.9 million as compared to $16.4 million in 2002, with such increase also relating primarily to the move away from gain on sale treatment to financing treatment for loan securitization, which resulted in substantially higher loan portfolio balances in 2003. Financing activities provided cash of $227.4 million in 2003 versus $82.2 million in 2002. The primary sources of such cash during 2003 were from the net proceeds from the issuance of common stock of $141.6 million and net proceeds from various notes payable and repurchase agreements relating to short-term securitizations of loans. The primary source of cash relating to financing activities during

2002 was from net proceeds of notes payable and repurchase agreements used to finance loans. Cash flows used in investing activities were not significant in either year. Such investments totaled $938,000 in 2003 and $1.5 million in 2002.

For the period October 8, 2003 through December 31, 2003, which excludes any operations of our predecessor, cash used in operating activities totaled $95.4 million. The primary components of this amount were $53.3 million used to fund originated loans and $49.0 million used to purchase loans. Netted against these amounts were approximately $11.7 million of principal collections on loans. Cash used in investing activities for the same period was $127,000, which represents capital expenditures. Cash flows from financing activities for the period were $101.2 million. This amount represents the net proceeds of $141.6 million from issuance of our common stock, net proceeds of $64.1 million from borrowings on our Citigroup facility and $1.0 million of proceeds from the sale of repossessed homes. These amounts were offset by cash used to repay short-term borrowings in the amount of $105.5 million.

Net proceeds of this offering initially will provide excess short-term liquidity. Such excess liquidity will be used initially to reduce short-term borrowings and fund originations of manufactured home loans that we will have committed to make as of the closing of this offering. The net proceeds from this offering, cash generated from operations and borrowings under our Citigroup facility will enable us to meet our liquidity needs for approximately 12 months after completion of the offering, depending on market conditions which may affect loan origination volume, loan purchase opportunities and the availability of securitizations. If adverse market conditions require or if loan purchase opportunities become available, we may seek additional capital through the sale of our common or preferred stock in the short term.

We currently have a revolving credit facility with Bank One. Under the terms of the facility we can borrow up to $7 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon our collection of monthly payments made by borrowers. The outstanding balance under the facility accrues interest at the bank's prime rate. To secure the loan, we have granted the bank a security interest in substantially all of our assets. The facility terminates on December 31, 2004. At December 31, 2003 we had approximately $4 million outstanding on this facility.

In addition to borrowings under our credit facilities, we have fixed contractual obligations under various lease agreements. Our contractual obligations were comprised of the following as of December 31, 2003:

	Payments Due by Period			
	Total	Less than 1 year	1-3 years	4-5 years
	(In thousands)			
Securitization facility(1)	$273,404	$273,404	$ —	$ —
Lines of credit(2)	4,037	4,037	—	—
Operating leases	3,228	1,083	1,905	240
Total contractual obligations	$280,669	$278,524	$1,905	$240

(1) Origen Financial L.L.C. and Origen Securitization Company, LLC are borrowers under the short-term securitization facility with Citigroup.

(2) Origen Financial L.L.C. is the borrower under the Bank One line of credit.

Our long-term liquidity and capital requirements consist primarily of funds necessary to originate and hold manufactured home loans, acquire and hold manufactured home loans originated by third parties and expand our loan servicing operations. We expect to meet our long-term liquidity requirements through cash generated from operations, but we will require external sources of capital, including sales of shares of our common and preferred stock and third-party borrowings. We intend to continue to access the asset-backed securities market for the long-term financing of our loans in order to match the interest rate risk between our loans and the related long-term funding source. Our ability to meet our long-term liquidity needs depends on numerous factors, many of which are outside of our control. These factors include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors' demand for securitized debt.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. We are not currently subject to foreign currency exchange rate risk or commodity price risk.

The following table shows the contractual maturity dates of our assets and liabilities at December 31, 2003. For each maturity category in the table the difference between interest-earning assets and interest-bearing liabilities reflects an imbalance between repricing opportunities for the two sides of the balance sheet.

The consequences of a negative cumulative gap at the end of one year suggests that, if interest rates were to rise, liability costs would increase more quickly than asset yields, placing negative pressure on earnings.

	Maturity				
	0 to 3 Months	4 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Assets					
Cash and equivalents	$ 6,926	$ —	$ —	$ —	$ 6,926
Restricted cash	6,017	—	—	—	6,017
Loans receivable, net	1,131	3,571	32,250	331,557	368,509
Loan sale proceeds receivable	123	335	1,392	1,107	2,957
Servicing advances	6,290	3,777	455	—	10,522
Residual interest in loan securitizations	—	—	749	—	749
Furniture, fixtures and equipment, net	206	619	1,651	—	2,476
Servicing rights	183	549	3,665	734	5,131
Goodwill	—	—	—	32,277	32,277
Repossessed homes	2,238	1,492	—	—	3,730
Other assets	2,978	1,650	52	568	5,248
Total assets	$ 26,092	$ 11,993	$ 40,214	$366,243	$444,542
Liabilities and Stockholders' Equity					
Liabilities:					
Accounts payable and accrued expenses	$ 10,870	$ 2,766	$ —	$ 452	$ 14,088
Recourse liability	740	2,073	4,988	939	8,740
Distributions payable	1,484	—	—	—	1,484
Term loan payable	176,676	96,728	—	—	273,404
Notes payable	4,037	—	—	—	4,037
Total liabilities	193,807	101,567	4,988	1,391	301,753
Stockholders' equity					
Common stock	—	—	—	152	152
Paid-in-capital	—	—	—	143,289	143,289
Accumulated other comprehensive loss	(15)	(5)	—	—	(20)
Unearned stock compensation	(118)	(360)	(636)	—	(1,114)
Retained earnings	—	—	—	482	482
Total stockholders' equity	(133)	(365)	(636)	143,923	142,789
Total liabilities and stockholders' equity	$ 193,674	$ 101,202	$ 4,352	$145,314	$444,542
Reprice difference	$(167,582)	$ (89,209)	$ 32,862	$220,929	
Cumulative gap	$(167,582)	$ (256,791)	$(220,929)	$ —	
Percent of total assets	(642.27)%	(2,141.17)%	(549.38)%	—	

We believe the negative effect of a rise in interest rates is reduced by the anticipated short duration of our loans receivable.

In conjunction with the short-term securitization facility with Citigroup, we entered into six interest rate swap agreements in an effort to manage interest rate risk on approximately $253.6 million in floating rate notes payable. The interest rate swaps expired on April 12, 2004. The interest rate swaps were structured to be hedges against changes in the benchmark interest rate (LIBOR) of the floating rate notes. We designated the swaps as hedges for accounting purposes. The hedges were highly effective and had a minimal impact on the results of operations. To comply with the REIT provisions of the Internal Revenue Code, the amount of our income from hedging transactions and certain other investments and activities cannot exceed 25% of our gross income. Accordingly, we regularly monitor the amount of hedging income.

In accordance with SFAS No. 133, which requires all derivative instruments to be carried at fair value on the balance sheet, we recorded the swaps as a liability of approximately $213,000 as of December 31, 2003. Mark to market changes in the value of the swaps are included in other comprehensive income.

The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at December 31, 2003.

	Contractual Maturity						
	2004	2005	2006	2007	2008	Thereafter	Total Fair Value
	(Dollars in thousands)						
Loans receivable	$ 4,703	$5,207	$5,765	$6,383	$7,068	$339,383	$368,509
Average interest rate	10.23%	10.23%	10.23%	10.23%	10.23%	10.23%	10.23%
Interest bearing deposits	6,707	—	—	—	—	—	6,707
Average interest rates	1.95%	—	—	—	—	—	1.95%
Loan sale proceeds receivable	458	380	318	269	229	1,303	2,957
Average interest rate	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Residual interests	—	—	—	—	—	749	749
Average interest rate	—	—	—	—	—	15.00%	15.00%
	$ 11,868	$5,587	$6,083	$6,652	$7,297	$341,435	$378,922
Recourse liability	2,594	1,993	1,267	885	610	1,391	8,740
Average interest rate	10.42%	10.42%	10.42%	10.42%	10.42%	10.42%	10.42%
Interest rate swap	20	—	—	—	—	—	20
Average interest rate	0.13%	—	—	—	—	—	0.13%
Term loan payable	273,404	—	—	—	—	—	273,404
Average interest rate	3.15%	—	—	—	—	—	3.15%
Notes payable, other	4,037	—	—	—	—	—	4,037
Average interest rate	4.0%	—	—	—	—	—	4.0%
	$280,055	$1,993	$1,267	$ 885	$ 610	$ 1,391	$286,201

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Origen Financial, Inc.

We have audited the accompanying consolidated balance sheet of Origen Financial, Inc. as of December 31, 2003 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the period from October 8, 2003 to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Origen Financial, Inc. as of December 31, 2003 and the consolidated results of its operations and its cash flows for the period from October 8, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 3, 2004

ORIGEN FINANCIAL, INC.

CONSOLIDATED BALANCE SHEET
December 31, 2003
(In thousands, except share data)

ASSETS

Assets	
Cash and equivalents	$ 6,926
Restricted cash	6,017
Loans receivable, net of allowance for losses	368,509
Loan sale proceeds receivable	2,957
Servicing advances	10,522
Residual interest in loan securitizations	749
Furniture, fixtures and equipment, net	2,476
Servicing rights	5,131
Goodwill	32,277
Repossessed homes	3,730
Other assets	5,248
Total assets	$444,542

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 14,088
Recourse liability	8,740
Dividends payable	1,484
Notes payable — securitization facility	273,404
Note payable — servicing advances	4,037
Total liabilities	301,753
Stockholders' Equity	
Excess stock, $.01 par value, 25,000,000 shares authorized, no shares issued and outstanding	
Preferred stock, $.01 par value, 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2003	—
Common stock, $.01 par value, 100,000,000 shares authorized; 15,060,000 shares issued and outstanding at December 31, 2003	152
Paid-in-capital	143,289
Accumulated other comprehensive loss	(20)
Unearned stock compensation	(1,114)
Retained earnings	482
Total stockholders' equity	142,789
Total liabilities and stockholders' equity	$444,542

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

CONSOLIDATED STATEMENT OF EARNINGS
For the Period October 8, 2003 through December 31, 2003
(In thousands, except share data)

Revenues	
Interest income on loans	$ 7,777
Loan servicing fees	2,878
Other income	2
Total revenues	10,657
Costs and Expenses	
Interest expense	2,408
Provision for credit losses and recourse liability	768
Compensation and benefits	3,862
General and administrative	1,122
Other operating expenses	531
Total costs and expenses	8,691
Net income	$ 1,966
Weighted average common shares outstanding	15,060,000
Weighted average common shares outstanding, diluted	15,171,364
Earnings per share:	
Basic	$ 0.13
Diluted	$ 0.13

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period October 8, 2003 through December 31, 2003
(In thousands, except share data)

	Common Stock	Paid in Capital	Accumulated Comprehensive Income (Loss)	Unearned Stock Compensation	Retained Earnings	Total Equity
Balance October 8, 2003	$ —	$ —	$ —	$ —	$ —	$ —
Issuance of 15,000,000 shares of common stock, net of associated Costs of $8,384	150	142,066				142,216
Unearned stock compensation	2	1,223		(1,225)		—
Stock award amortization				111		111
Unrealized loss on interest rate swaps			(20)			(20)
Net income					1,966	1,966
Total comprehensive income	—	—	—	—	—	1,946
Cash distribution declared of $0.098 per share					(1,484)	(1,484)
Balance December 31, 2003	$152	$143,289	$(20)	$(1,114)	$ 482	$142,789

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the period October 8, 2003 through December 31, 2003
(In thousands, except share data)

Cash Flows From Operating Activities	
Net income	$ 1,966
Adjustments to reconcile net income to cash provided by (used in) operating activities:	
Provision for credit losses and recourse liability	768
Depreciation and amortization	765
Originations of loans	(53,337)
Purchase of loans	(48,967)
Principal collections on loans	11,683
Payment of deferred purchase price receivable	214
Increase in other assets	(10,389)
Increase in accounts payable and other liabilities	1,940
Net cash used in operating activities	(95,357)
Cash Flows From Investing Activities	
Capital expenditures	(127)
Net cash used in investing activities	(127)
Cash Flows From Financing Activities	
Net proceeds from issuance of common stock, net	141,616
Redemption of preferred interests in Origen Securitization Company, LLC	(45,617)
Repayment of note payable – Sun Home Services	(63,055)
Proceeds from sale of repossessed homes	978
Proceeds from notes payable – securitization facility	75,735
Repayment of notes payable – securitization facility	(11,633)
Net increase in note payable – servicing advances	3,208
Net cash provided by financing activities	101,232
INCREASE IN CASH AND CASH EQUIVALENTS	5,748
Cash and cash equivalents, beginning of period	1,178
Cash and cash equivalents, end of period	$ 6,926
Supplemental disclosures of cash flow information:	
Interest paid	$ 2,003
Non cash financing activities:	
Restricted common stock issued as unearned compensation	$ 1,225

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

Note A — Summary of Significant Accounting Policies

Nature of Operations

The Company began operations on October 8, 2003 with the completion of a private placement of 15,000,000 shares of its common stock. The consolidated statements of operations and cash flows are presented for the period October 8, 2003 through December 31, 2003.

The Company is a Delaware corporation which has elected to be taxed as a real estate investment trust ("REIT") commencing with its taxable year ended December 31, 2003. The Company's business is to originate, purchase and service manufactured home loans. The Company's manufactured home loans are generally conventionally amortizing loans that range in amounts from $10,000 to $150,000 and have terms of seven to thirty years and are located throughout the United States. Currently, most of the Company's activities are conducted through Origen Financial L.L.C., which is a wholly-owned subsidiary. The Company conducts the rest of its business operations through one or more other subsidiaries, including taxable REIT subsidiaries.

The Company generally securitizes or places the manufactured home loans it originates with institutional investors and retains the rights to service the loans on behalf of those investors.

Principles of Consolidation

The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it has the ability to control the operations of the subsidiaries generally because of majority control of voting equity interests. The Company does not consolidate entities with respect to which it does not have voting control over the major decisions. Currently, there are no such unconsolidated subsidiaries. The Company's acquisition of Origen Financial L.L.C. as of October 8, 2003, was accounted for at fair value in accordance with Statement of Financial Accounting Standards No. 141 "*Business Combinations.*"

Revenue Recognition

Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

Loan servicing fees are received by the Company for the servicing of manufactured home loans. Such fees are contractually based and recognized monthly as earned over the life of the loan servicing portfolio.

The Company periodically sells loans either as whole loans or through securitizations. Estimated gains or losses from such sales or securitizations are recognized in the period in which the sale or securitization occurs. In determining the gain or loss on each qualifying sale of loans receivable, the Company's investment in each loan pool is allocated between the portion sold and any retained interests based on their relative fair values at the date of sale. The retained interests include interest-only strips, restricted cash held by securitization trusts, recourse liabilities and servicing rights. Some loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to retained interests. Rather, the loans securitized are continued to be carried by the Company as assets, along with the associated liability that finances such assets. In general, for a securitization to qualify for treatment as a sale, the Company must surrender control over the loans except to the extent it retains residual interests or servicing rights. Control is generally surrendered if the loans are isolated from creditors or bankruptcy, the transferee has the right to pledge the loans and there is no agreement that obligates the Company to repurchase the loans before maturity except in a cleanup call.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities, impairment of retained interests and goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others that is held in trust for subsequent payment to the owners of those loans.

Loans Receivable

Loans receivable consist of manufactured home loans under contracts collateralized by the borrowers' manufactured homes and in some instances, related land. All loans receivable are classified as held for sale until such time they are securitized and are carried at the lower of aggregate cost or fair value. Interest on loans is credited to income when earned. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

Allowance for Credit Losses

The allowance for possible credit losses is maintained at a level believed adequate by management to absorb potential losses in the Company's loan portfolio. The Company's loan portfolio is comprised of homogenous manufactured home loans with average loan balances of less than $50,000. The allowance for credit losses is determined at a portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using the Company's current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). The Company's loss rate factors are based on the Company's historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers' ability to repay and estimated collateral value. Loans are considered impaired and accrual of interest is discontinued when a loan becomes more than 90 days past due. These homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

Servicing Rights

The Company recognizes the fair value of loan servicing rights purchased or on loans originated and sold, by recognizing a separate servicing asset or liability. Management is required to make complex judgments when establishing the assumptions used in determining fair values of servicing assets. The fair value of servicing assets is determined by calculating the present value of estimated future net servicing cash flows, using assumptions of prepayments, defaults, servicing costs and discount rates that the Company believes market participants would use for similar assets. These assumptions are reviewed on a monthly basis and changed based on actual and expected performance.

The Company stratifies its servicing assets based on the predominant risk characteristics of the underlying loans, which are loan type, interest rate and loan size. Servicing assets are amortized in proportion to and over the expected servicing period.

The carrying amount of loan servicing rights is assessed for impairment by comparison to fair value and a valuation allowance is established through a charge to earnings in the event the carrying amount exceeds the fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at December 31, 2003.

Retained Interests in Loan Securitizations

Retained interests are carried at estimated fair value, which is determined by discounting the projected cash flows over the expected life of the receivables sold, using the Company's current prepayment, default, loss and interest rate assumptions. Changes in the fair value of retained interests are recorded as a component of other comprehensive income unless there has been a decline in value that is other than temporary. Under current accounting rules (pursuant to Emerging Issues Task Force Consensus Number 99-20) declines in value of the Company's retained interests are considered other than temporary and recognized in earnings when the timing and/or amount of cash expected to be received has changed adversely from the previous valuation which determined the carrying value of the retained interest. When declines in value considered to be other than temporary occur, the amortized cost is reduced to fair value and a loss is recognized in the statement of operations. The assumptions used to determine new values are based on internal evaluations and consultations with independent advisors having significant experience in valuing such retained interests.

Repossessed Homes

Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance or the estimated fair value of the home.

Other Assets

Other assets are comprised of prepaid expenses, deferred financing costs, and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

Loan Sale Proceeds Receivable

The loan sale proceeds receivable relates to the sale of approximately $114.4 million principal balance of manufactured home loans. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. The Company receives on a monthly basis .125% (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month). The deferred loan sale proceeds receivable is assessed for impairment on a periodic basis based on the fair value of the receivable calculated on a discounted basis.

Depreciation

Provision for depreciation is computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements — three to five years; furniture and fixtures — seven years; computers — five years; capitalized software — three years.

Derivative Financial Instruments

The Company has periodically used interest rate swaps to mitigate interest rate risk related to its debt and loans receivable. The Company follows the provisions of Statement of Financial Accounting No. 133 ("SFAS 133"), *"Accounting for Derivative Instruments and Hedging Activities."* Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.

Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

Per Share Data

Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock.

The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic earnings per share calculation at December 31, 2003:

	Shares	Earnings Per Share
Basic earnings per share	15,060,000	$0.13
Net dilutive effect of:		
Options	—	—
Restricted stock awards	111,364	—
Diluted earnings per share	15,171,364	$0.13

Stock Options

The Company has elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 *"Accounting for Stock Issued to Employees."* Accordingly since all options were granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the methodology of SFAS 123, the pro forma effects on the Company's net income and earnings per share would be as follows for the period October 8, 2003 to December 31, 2003 (in thousands except income per share):

Net income as reported	$1,966
Stock option compensation cost	2
Pro forma net income	$1,964
Basic income per share as reported	$ 0.13
Stock option compensation cost	—
Pro forma basic income per share	$ 0.13
Diluted income per share as reported	$ 0.13
Stock option compensation cost	—
Pro forma diluted income per share	$ 0.13

Goodwill Impairment

Accounting standards require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount is then compared to the net book value of the Company.

Recent Accounting Pronouncements

In May 2003, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* which establishes standards for how financial instruments that have characteristics of liabilities and equity instruments should be classified on the balance sheet. The requirements of SFAS 150 generally outline that financial instruments that give the issuer the choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets or any mandatorily redeemable security should be classified as a liability on the balance sheet. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 *"Accounting for Derivative Instruments and Hedging Activities."* This statement is effective for contracts entered into or modified after December 31, 2003. In addition, all provisions of this Statement are required to be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, are required to continue to be applied in accordance with their respective effective dates. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities."* The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The interpretation applies to the end of the first interim period or annual period ending after December 15, 2003 (i.e. December 31, 2003) to VIE's in which a company holds a variable interest that it acquired before February 1, 2003. As of December 31, 2003, the Company held no interest in any VIE.

Note B — Company Formation

The Company began operations on October 8, 2003, by completing a private placement of $150 million of its common stock to certain institutional and accredited investors. In connection with and as a condition to the October 2003 private placement, the Company acquired all of the equity interests of Origen Financial L.L.C. ("Origen LLC"), the Company's predecessor, without consideration in a transaction accounted for as a purchase (see Note F). As part of these transactions the Company took steps to qualify Origen Financial, Inc. as a REIT. Currently, most of the Company's activities are conducted through Origen LLC, which is a wholly-owned subsidiary. The Company conducts the rest of its business operations through one or more other subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that the Company complies with the federal income tax rules applicable to REITs.

Note C — Loans Receivable

The carrying amounts and fair value of loans receivable consisted of the following at December 31, 2003 (in thousands):

Manufactured home loans(a)	$380,174
Accrued interest receivable	2,608
Deferred fees	(3,518)
Discount on purchased loans	(7,141)
Allowance for loan loss	(3,614)
	$368,509

(a) Includes approximately $238.0 million in principal balance of manufactured home loans that are part of the Company's securitization which is expected to close on February 11, 2004.

The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at December 31, 2003 (dollars in thousands):

Principal balance loans receivable	$380,174
Number of loans receivable	9,154
Average loan balance	$42
Weighted average loan yield	10.23%
Weighted average initial term	22 years

The following table sets forth the concentration by state of the manufactured home loan portfolio at December 31, 2003 (dollars in thousands):

	Principal Balance	Percent
California	$ 71,982	19.0%
Texas	53,785	14.2%
Michigan	27,453	7.3%
Alabama	18,109	4.8%
New York	16,879	4.5%
Georgia	16,169	4.3%
Other	175,797	45.9%
Total	$380,174	100.0%

The manufactured home contracts are collateralized by manufactured homes that were built between the years 1968 and 2003, with approximately 82.4% of the manufactured homes built since 1999.

The following table sets forth the number and value of loans for various original terms for the manufactured home loan portfolio at December 31, 2003 (dollars in thousands):

	Number of Loans	Principal Balance
5 or less	10	$ 25
6-10	527	9,025
11-12	91	1,879
13-15	2,214	58,431
16-20	3,678	168,545
21-25	1,391	64,280
26-30	1,243	77,989
Total	9,154	$380,174

Delinquency statistics for the manufactured home loan portfolio are as follows at December 31, 2003 (dollars in thousands):

	No. of Loans	Principal Balance	% of Portfolio
Days delinquent			
31-60	193	$7,068	1.9%
61-90	83	2,943	0.8
Greater than 90	158	6,575	1.7

The Company defines non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the period October 8, 2003 to December 31, 2003 the average total outstanding principal balance of non-performing loans was approximately $5.4 million.

Note D — Other Comprehensive Income

Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income,*" establishes standards for reporting comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under GAAP have previously been reported as separate components of equity in the Company's consolidated financial statements.

The following table summarizes the components of other comprehensive income (loss) at December 31, 2003 (in thousands):

Net income	$1,966
Unrealized loss on interest rate swaps	(20)
Comprehensive income	$1,946

Note E — Allowance for Credit Losses and Recourse Liability

The allowance for credit losses and related additions and deductions to the allowance were as follows for the period October 8, 2003 to December 31, 2003 (in thousands):

Balance at beginning of period	$ 3,509
Provision for loan losses	768
Transfers from recourse liability	1,486
Gross charge-offs	(3,290)
Recoveries	1,141
Balance at end of period	$ 3,614

The recourse liability and related additions and transfers out of the recourse liability were as follows for the period October 8, 2003 to December 31, 2003 (in thousands):

Balance at beginning of period	$10,612
Reversal of recourse liability for repurchase of recourse loan portfolio	(386)
Transfers to allowance for credit losses	(1,486)
Balance at end of period	$ 8,740

Note F — Goodwill and Intangible Assets

The Company recorded goodwill in connection with the acquisition of Origen LLC at the time of the formation transaction on October 8, 2003 described in Note B. The Company acquired 100% of the common ownership interest of Origen LLC and the net assets acquired were recorded at fair value. No consideration was paid for the Origen LLC interests which resulted in goodwill of $32.3 million, representing the excess of net liabilities assumed as follows (in thousands):

Assets Acquired:	
Cash	$ 1,178
Loans receivable, net	279,300
Furniture, fixtures and equipment	2,544
Servicing rights and residual interests	6,677
Repossessed homes	2,626
Advances and other assets	16,546
	308,871
Liabilities assumed:	
Accounts payable and accrued expenses	11,733
Recourse liability	10,612
Notes payable — Citigroup securitization	209,303
Notes payable — Sun Home Services	63,055
Note payable — servicing advances	828
Preferred interest in Origen Securitization Company, LLC	45,617
	341,148
Excess of liabilities assumed over assets acquired — Goodwill	$ 32,277

The following table summarizes pro forma unaudited results of operations as if the formation transaction had occurred at the beginning of 2003 (dollars in thousands):

	Year Ended December 31, 2003
Revenues	
Interest income on loans	$ 24,175
Loan servicing fees	9,619
Gain on sale of loans	28
Other income	590
Total revenues	34,412
Costs and Expenses	
Interest expense	13,826
Preferred distribution of subsidiary equity	1,662
Provision for credit losses and recourse liability	5,533
Write down of residual interest	5,084
Compensation and benefits	20,206
General and administrative	8,169
Other operating expenses	1,894
Total costs and expenses	56,374
Net loss	$ (21,962)
Weighted average common shares outstanding	15,060,000
Weighted average common shares outstanding, diluted	15,171,364
Earnings per share:	
Basic and diluted	$ (1.46)

The following diagrams depict the ownership structure before and after our acquisition of Origen LLC.

Ownership Structure
Before Acquisition of Origen LLC


PUBLIC
WILLIAM M. DAVIDSON
SUI TRS. INC.
GARY A. SHIFFMAN AND MEMBERS OF HIS FAMILY
100% of common stock
100% of membership interests
100% of membership interests
100% of membership interests
BINGHAM FINANCIAL SERVICES CORPORATION
WOODWARD HOLDING, LLC
SOE, LLC
SHIFFMAN FAMILY LLC
20% of membership interests(1)
40% of membership interests and warrants(2)
30% of membership interests and warrants(3)
10% of membership interests and warrants(4)
PREFERRED HOLDERS
ORIGEN FINANCIAL L.L.C.
100% of preferred membership interests(5)
100% of common membership interests
100% of membership interests
100% of membership interests
100% of membership interests
ORIGEN SECURITIZATION COMPANY, L.L.C.
ORIGEN INSURANCE AGENCY, L.L.C.
ORIGEN SPECIAL PURPOSE II, L.L.C.
ORIGEN MH CONTRACT COMPANY, LLC

(1) Bingham owned 200,000 Series A Units of Origen Financial L.L.C. The Series A Units had voting rights and had distribution rights subordinate to the Series B and C Units. Bingham is managed by its board of directors.

(2) Woodward Holding, LLC owned 400,000 Series C Units and warrants to purchase 400,000 Series E Units of Origen Financial L.L.C. The Series C Units had no voting rights, had equal distribution rights with Series B Units and had distribution rights superior to the Series A and E Units. The Series E Units had no voting rights and had distribution rights subordinate to the Series B and C Units. The sole manager of Woodward Holding, LLC is Paul Halpern.

(3) SOE, LLC owned 300,000 Series B Units and warrants to purchase 550,000 Series E Units of Origen Financial L.L.C. The Series B Units had voting rights had equal distribution rights with Series C Units and had distribution rights superior to the Series A and E Units. SOE, LLC is owned by SUI TRS, Inc., an entity indirectly controlled by Sun Communities.

(4) Shiffman Family LLC owned 100,000 Series B Units and warrants to purchase 50,000 Series E Units of Origen Financial L.L.C. The sole manager of Shiffman Family LLC is Arthur A. Weiss.

(5) The preferred membership interest in Origen Securitization Company, L.L.C. had no voting rights.

Ownership Structure
After Acquisition of Origen LLC


STOCKHOLDERS
100% of common and preferred stock
ORIGEN FINANCIAL, INC.
100% of membership interests
ORIGEN FINANCIAL L.L.C.
100% of membership interests
100% of common stock
100% of membership interests
100% of membership interests
100% of common stock
ORIGEN SECURITIZATION COMPANY, L.L.C.
OF INSURANCE AGENCY, INC.
ORIGEN SPECIAL PURPOSE II, L.L.C.
ORIGEN MH CONTRACT COMPANY, LLC
ORIGEN SERVICING, INC.

The provisions of Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount was then compared to the net book value of the Company. As a result of this process the Company concluded that there was no impairment at the time of the Company's formation or at December 31, 2003.

Note G — Mortgage Servicing Rights

Changes in servicing rights are summarized as follows for the period October 8, 2003 to December 31, 2003 (in thousands):

Balance at beginning of period	$5,892
Loan portfolio repurchased	(494)
Amortization	(267)
Balance at end of period	$5,131

The Company services the manufactured home loans it originates and holds in its loan portfolio as well as manufactured home loans it originated and securitized or sold with the servicing rights retained. The principal balances of manufactured home loans serviced totaled approximately $1.3 billion at December 31, 2003. The estimated fair value of loan servicing rights approximated their book value at December 31, 2003.

In October 2003 the Company repurchased from an unrelated third party, at an aggregate discount of 15%, approximately $55.8 million in principal balance of manufactured home loans remaining from a pool of loans sold in December 1999. At the time of repurchase the unamortized balance of previously capitalized servicing rights totaled approximately $494,000, which was allocated to the purchase price of the loans.

Note H — Property and Equipment

Property and equipment are summarized as follows at December 31, 2003 (in thousands):

Furniture and fixtures	$1,322
Leasehold improvements	219
Capitalized software	285
Computer equipment	852
	2,678
Less: accumulated depreciation	202
Balance at end of period	$2,476

Depreciation expense for the period October 8, 2003 to December 31, 2003 was approximately $208,000.

Note I — Loan Securitizations

Periodically, the Company securitizes manufactured home loans. Under the current legal structure of the securitization program, the Company sells manufactured home loans it originates and purchases to a trust for cash. The trust sells asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

These loan securitizations may be structured as financing transactions as opposed to sales transactions, typically by structuring the transaction to allow the Company to participate in the auction process at the scheduled termination of the existence of the qualified special purpose entity (the trust). When securitizations are structured as financings no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability.

For securitizations accounted for as a sale the Company retains the right to service the loans it sells. Fees for servicing the loans are based on a contractual percentage per annum ranging from .5% to 1.25% of the unpaid principal balance of the associated loans. The Company recognizes a servicing asset in addition to its gain on sale of loans. The servicing asset is calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the Company's historical experience. These factors include default and prepayment speeds and a presumed discount rate. There were no securitizations accounted for as a sale during the period October 8, 2003 to December 31, 2003.

Upon formation the Company assumed the retained interests of Origen LLC. The Company follows the provisions of SFAS 140, *''Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities''* in the valuation of its retained interests. Certain key economic assumptions used in measuring the retained interests resulting from the securitization completed in 2002 were as follows:

Original Key Economic Assumptions	
Prepayment speed(a)	150% MHP
Weighted average life (months)	293
Discount rate	15.00%
Expected credit losses	10.04%

(a) Manufactured Housing Prepayment (''MHP'') is based on an assumed rate of prepayments each month of the then unpaid principal balance of a pool of new contracts. A prepayment assumption of 100% MHP assumes constant prepayment rates of 3.7% per annum of the then unpaid principal balance of such contracts in the first month of the life of the contacts and an additional 0.1% per annum in each month thereafter until the 24th month. Beginning in the 24th month and in each month thereafter during the life of the contract, 100% MHP assumes a constant prepayment of 6.0% per annum each month.

The effect on the estimated fair value of the residual interests and servicing assets in securitizations to immediate 10% and 20% adverse changes to the key economic assumptions used in those valuations are as follows at December 31, 2003 (dollars in thousands):

Residual interest in loans sold	$ 749
Servicing assets	849
Total	$1,598
Prepayment speed	130% MHP
Impact of 10% adverse change	$ (156)
Impact of 20% adverse change	$ (285)
Expected credit losses	16.85%
Impact of 10% adverse change	$ (442)
Impact of 20% adverse change	$ (730)
Discount rate	12.00%
Impact of 10% adverse change	$ (150)
Impact of 20% adverse change	$ (279)

The sensitivity analysis is hypothetical. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.

Servicing fees received with respect to prior securitizations were approximately $507,000 for the period ended December 31, 2003.

Total principal balance of loans serviced that the Company has securitized and accounted for as a sale at December 31, 2003 was approximately $212.8. Delinquency statistics (including repossessed inventory) on those loans are as follows at December 31, 2003 (dollars in thousands):

	Number of Loans	Principal Balance	% of Portfolio
Days delinquent			
31-60	197	$ 8,156	3.8%
61-90	71	2,922	1.4%
Greater than 90	355	15,829	7.4%

The Company assesses the carrying value of the residual interests and servicing assets for impairment on a monthly basis. There can be no assurance that the Company's estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company's estimates, the carrying value of the Company's residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity. The Company's residual interest balance was approximately $749,000 at December 31, 2003. There was no change in the balance for the period presented.

The Company expects to complete a securitization of approximately $240.0 million in principal balance of manufactured home loans currently in its portfolio on February 11, 2004. The Company expects to account for the transaction as a financing.

Note J — Debt

Total debt outstanding was as follows at December 31, 2003 (in thousands):

Notes payable — Citigroup securitization(a)	$273,404
Note payable — servicing advances	4,037
	$277,441

(a) Includes approximately $182.3 million in notes payable which finance approximately $238.0 million in principal balance of manufactured home loans that will be included in the Company's securitization expected to close on February 11, 2004.

Notes Payable — Citigroup Securitization — The Company through its operating subsidiary Origen LLC currently has a short term securitization facility with Citigroup Global Markets Realty Corp. ("Citigroup") (formerly Salomon Brothers Realty Corporation). Under terms of the facility the Company is advanced funds and in turn pledges as collateral manufactured home loans. On November 1, 2003 the terms of the facility were amended effectively splitting the existing pool of pledged loans into two separate pools 2003-1A and 2003-1B, allowing for a maximum advance amount of $181.4 million on 2003-1A and of $160.0 million on 2003-1B, adding a stratified advance rate calculation to each pool, and reducing the annual interest rate on 2003-1B. The amendment also fixed the maturity date on 2003-1A at April 18, 2004 and on 2003-1B at November 16, 2004.

The annual interest rate on the notes is a variable rate equal to LIBOR plus a spread. The advance rate on December 31, 2003 was 76.9% of the eligible principal balance of the manufactured home loans pledged to 2003-1A and 72.6% of the eligible principal balance of the manufactured home loans pledged to 2003-1B. At December 31, 2003 the outstanding advance was approximately $176.3 million on 2003-1A and $97.2 million on 2003-1B.

Note Payable — Servicing Advances — The Company currently has entered into a revolving credit facility with Bank One, NA. Under the terms of the facility the Company can borrow up to $7.0 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured home loans. The bank's prime interest rate is payable on the outstanding balance. To secure the loan from Bank One, the Company has granted Bank One a security interest in substantially all the Company's assets. The facility has a termination date of December 31, 2004.

The average balance and average interest rate of outstanding debt was as follows for the period ended December 31, 2003 (in thousands):

	Average Balance	Average Rate
Notes payable — Citigroup securitization	$250,935	4.1%
Note payable — servicing advances	$ 2,699	4.4%

Note K — Stock Options

Data pertaining to the Company's stock option plan are as follows:

Options outstanding, October 8, 2003	—
Options granted	95,000
Option price	$10.00
Options exercised	—
Option price	—
Options forfeited	—
Option price	—
Options outstanding, December 31, 2003	95,000
Option price	$10.00
Options exercisable, December 31, 2003	—

The Company's stock option plan has 400,000 shares of common stock reserved for issuance. Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the administrator of the Company's stock option plan, the Compensation Committee of the Board of Directors or the entire Board of Directors, and options generally vest over a three-year period. As of December 31, 2003, 95,000 options had been issued under the plan at an exercise price of $10.00.

The Company has adopted the disclosure requirements of SFAS 123. Accordingly, the fair value of each option granted in 2003 was estimated using the Cox, Ross & Rubenstein binomial option-pricing model based on the assumptions stated below:

Estimated weighted average fair value per share of options granted	$ 0.40
Assumptions:	
Annualized dividend yield	12.00%
Common stock price volatility	15.00%
Weighted average risk free rate of return	4.00%
Weighted average expected option term (in years)	5.0

Note L — Income Taxes

The Company will elect to be taxed as a REIT as defined under section 856(a) of the Internal Revenue Code of 1986, as amended commencing with its taxable year ended December 31, 2003. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company's gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders.

Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. In addition, frequent changes occur in the area of REIT taxation, which requires the Company continually to monitor its tax status.

The Company has received a memorandum from its outside legal counsel to the effect that based on various assumptions and qualifications set forth in the memorandum, Origen Financial, Inc. has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for its taxable period ended December 31, 2003. There is no assurance that the Internal Revenue Service will not decide differently from the views expressed in counsel's opinion and such opinion represents only the best judgment of counsel and is not binding on the Internal Revenue Service or the courts.

As a REIT, the Company generally will not be subject to U.S. federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. federal income and excise taxes on its undistributed income.

Distributions of taxable income available to common stockholders for the period ended December 31, 2003, were approximately $1.5 million. For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains and return of capital.

Note M — Liquidity Risks and Uncertainties

The risks associated with the Company's business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Proposed changes to the federal bankruptcy laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes become effective, thereby increasing defaults.

For the Company's finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs would adversely affect the Company's financial condition and results of operations.

Management believes that it will have sufficient sources of capital to allow the Company to continue its operations including loan originations in the near term; however, the Company's future cash flow requirements depend on numerous factors, many of which are outside of its control. As discussed in Note J the Company's facility with Citigroup and loan agreement with Bank One expire in 2004. Based on its business model and the nature of the capital markets, the Company expects it will need to raise additional capital before the end of 2004, even if it maintains its current borrowing relationships under the Citigroup facility and Bank One agreement. As a result, during that time it will need to obtain funding from sources such as operating activities, loan sales or securitizations, sales of debt or equity interests or additional debt financing arrangements.

The Company's ability to obtain funding from operations may be adversely impacted by, among other things, market and economic conditions in the manufactured home financing markets generally, including decreased sales of manufactured homes. The ability to obtain funding from loan sales and securitizations may be adversely impacted by, among other things, the price and credit quality of the Company's loans, conditions in the securities markets generally (and specifically in the manufactured home asset-backed securities market), compliance of loans with the eligibility requirements for a particular securitization and any material negative rating agency action pertaining to certificates issued in the Company's securitizations. The ability to obtain funding from sales of securities or debt financing arrangements may be adversely impacted by, among other things, market and economic conditions in the manufactured home financing markets generally and the Company's financial condition and prospects.

Note N — Stockholders' Equity

On October 8, 2003, the Company completed a private placement of 15,000,000 shares of its common stock to certain institutional and accredited investors. The initial offering price was $10.00 per share, which provided approximate net proceeds to the Company of $141.6 million.

Effective January 1, 2004, the Company sold 125 shares of its Series A Cumulative Redeemable Preferred Stock directly to 125 investors at a per share price of $1,000.00 pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The transaction resulted in net proceeds to the company of $87,500.

Upon completion of the private placement offering the Company issued 122,500 shares of restricted stock at $10.00 per share to directors and certain officers, which are being amortized over their estimated service period. Compensation cost recognized for the restricted stock awards was $111,000 for the period ended December 31, 2003.

Note O — Commitments and Contingencies

Loan Commitments

At December 31, 2003 the Company had commitments to originate manufactured home installment contracts approximating $15.2 million.

Lease Commitments

At December 31, 2003 aggregate minimum rental commitments under non-cancelable leases having terms of more than one year were (in thousands):

2004	$1,083
2005	656
2006	630
2007	619
2008	241

These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

Financial Instruments

The Company, through its subsidiaries, has entered into six interest rate swap agreements effective April 2003, June 2003, August 2003, September 2003, October 2003 and November 2003. The swaps have the effect of fixing the cost of funds relative to $253.6 million of the Company's floating rate notes at approximately 3.90% for the period April 2003 through March 2004. The terms of the swaps require monthly settlements on the same dates interest payments are due on the notes. The swaps reduce interest rate risk due to the fact that the terms of the notes payable and the floating rate payments to be received on the swaps (projected notional amount, payment dates, term and benchmark interest rate) coincide and therefore the hedges are structured to protect against changes in the benchmark interest rate (LIBOR). The Company has designated the swaps as hedges for accounting purposes. In accordance with SFAS No. 133, ''*Accounting for Derivative Instruments and Hedging Activities,*'' the Company has recorded the swaps as a liability of approximately $213,000 as of December 31, 2003. Mark to market changes in the value of the swaps entered into after October 8, 2003 are included in other comprehensive income.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 (''SFAS 107'') requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

The following table shows the carrying amount and estimated fair values of the Company's financial instruments at December 31, 2003 (in thousands):

	Carrying Amount	Estimated Fair Value
Assets		
Cash and equivalents	$ 6,926	$ 6,926
Restricted cash	6,017	6,017
Loans receivable	368,509	369,500
Loan sale proceeds receivable	2,957	2,957
Servicing rights	5,131	5,131
Liabilities		
Accounts payable and accrued expenses	$ 14,088	$ 14,088
Recourse liability	8,740	8,740
Notes payable – Citigroup securitization	273,404	273,404
Note payable – servicing advances	4,037	4,037

The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

Fair values for the Company's loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

The fair value of the Company's recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

Fair value of loan commitments valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles is not considered material.

The fair value of the Company's variable rate debt is based on its carrying amount.

Note P — Related Party Transactions

Gary A. Shiffman, one of the Company's directors, is the Chairman of the Board, President and Chief Executive Officer of Sun Communities, Inc. ("Sun Communities"). Sun Communities owns approximately 33% of the Company's outstanding common stock. Mr. Shiffman and his affiliates beneficially own approximately 7.67% of the outstanding common stock of Sun Communities. Mr. Shiffman is the President of Sun Home Services, Inc. ("Sun Home Services"), of which he and the Estate of Milton M. Shiffman own all of the voting common stock. The ownership of the voting stock entitles them to 5% of the cash flow from the operating activities of Sun Home Services. Sun Communities beneficially owns all of the non-voting preferred stock of Sun Home Services, which entitles it to 95% of the cash flow from the operating activities of Sun Home Services. Mr. Shiffman is the President of SUI TRS, Inc., which is a wholly-owned subsidiary of Sun Home Services and owns SOE, LLC, a former member of Origen LLC. Mr. Shiffman is also the sole manager of SOE, LLC.

Sun Communities and its affiliates have entered into the following transactions with the Company and Origen LLC.

- *Capital Investment in Origen Financial, Inc.* As part of the Company's October 2003 private placement, an affiliate of Sun Communities acquired directly from the Company in a privately negotiated transaction 5,000,000 shares of common stock at a price of $10.00 per share, which is equal to the offering price to other investors in the offering.
- *Contribution of Origen LLC Interest.* SUI TRS, Inc. is the sole member of SOE, LLC, which contributed its membership interest and warrants to purchase membership interests in Origen LLC to the Company in connection with the Company's formation and the October 2003 private placement. SOE, LLC did not receive shares of the Company's common stock upon contribution of its membership interests in Origen LLC. This transaction was accounted for as a purchase under the provisions of Statement of Financial Accounting Standards No. 141 ("SFAS No. 141") "*Business Combinations.*" Net assets acquired in this transaction were recorded at fair value, resulting in goodwill of $32.3 million (total for contribution of all members' interests) representing the excess of net liabilities assumed.
- *Loan Servicing Agreement.* Origen Servicing, Inc., a wholly-owned subsidiary of Origen LLC, services approximately $23.0 million in manufactured home loans for Sun Homes Services as of December 31, 2003. Sun Home Services pays Origen Servicing, Inc. an annual servicing fee of 1.25% of the outstanding principal balance of the loans, which is an amount similar to that paid by other third party investors.
- *Remarketing Alliance Program.* Sun Communities has agreed to provide the Company certain future concessions on manufactured homes the Company repossesses in its communities beginning in 2004. These concessions include marketing and refurbishing assistance, rent abatement during the first 12 months the repossessed home is for sale and commission abatement with respect to repossessed manufactured homes sold under the program. This program allows the Company to further enhance recoveries on repossessed homes and allows Sun Communities to retain homes for resale in its communities.
- *Guaranty of Licensing Bonds.* Sun Communities has guaranteed the Company's obligations to a certain insurance company in connection with the issuance to the Company by that company, of bonds and undertakings required by various state licensing authorities as a condition to the issuance of certain of the Company's licenses. The Company's aggregate potential obligations under these bonds is approximately $5.0 million.

In addition to the transactions with Sun Communities described above, Mr. Shiffman and his affiliates have entered into the following transactions with the Company and Origen LLC.

- *Capital Investment in Origen Financial, Inc.* As part of the Company's October 2003 private placement, Shiffman Origen LLC (100% of which is owned by the Estate of Milton M. Shiffman, Mr. Shiffman and members of his family), acquired directly from the Company in a privately negotiated transaction 1,025,000 shares of common stock at a price per share equal to the offering price to other investors in the offering.
- *Contribution of Origen LLC Interest.* Shiffman Family LLC (100% of which is owned by the Estate of Milton M. Shiffman, Mr. Shiffman and members of his family) contributed its membership interest and warrants to purchase membership interests in Origen Financial L.L.C. to the Company in connection with the Company's formation and the October 2003 private placement. Shiffman Family LLC did not receive shares of the Company's common stock upon contribution of its membership interests in Origen LLC. This transaction was accounted for as purchase under the provisions of SFAS No. 141. Net assets acquired in this transaction were recorded at fair value, resulting in goodwill of

$32.3 million (total for contribution of all members' interests) representing the excess of net liabilities assumed.

- *Purchase of Manufactured Home Loans.* On October 8, 2003, the Company purchased manufactured home loans with an aggregate principal balance of approximately $1.7 million from MHFC, Inc., of which Mr. Shiffman is the sole beneficial owner. The purchase price was equal to the aggregate principal balances of the loans, plus all accrued but unpaid interest, which approximates the fair value of the loans at the time of purchase.
- *Guaranty of Securitization Obligations.* In connection with the Company's securitization financing arrangement with Citigroup Global Markets Realty Corp. under which the Company has financed approximately $361.4 million in manufactured home loans, Mr. Shiffman and William M. Davidson, the owner of Woodward Holding, LLC, have personally guaranteed certain of the Company's obligations under that arrangement. Their guaranty is limited to $21.1 million.
- *Related Party Lease.* The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. The Company's Chief Executive Officer and certain of his affiliates beneficially own an approximate 1% interest. The lease is accounted for as an operating lease under provisions of Statement of Financial Accounting Standards No. 13 ("SFAS No. 13") "Accounting For Leases," and the Company pays a fair market lease rate.

Paul A. Halpern, the Company's Chairman, is the manager of Woodward Holding, LLC, 100% of which is owned by William M. Davidson. Woodward Holding, LLC and Messrs. Halpern and Davidson have entered into the following transactions with the Company and Origen LLC.

- *Capital Investment in Origen Financial, Inc.* As part of the Company's October 2003 private placement, Woodward Holding, LLC acquired directly from the Company in a privately negotiated transaction 1,750,000 shares of common stock at $10.00 per share, the price per share equal to the offering price to other investors in the offering.

- *Contribution of Origen LLC Interest.* Woodward Holding, LLC contributed its membership interest and warrants to purchase membership interests in Origen Financial L.L.C. to the Company in connection with the Company's formation and the October 2003 private placement. Woodward Holding, LLC did not receive shares of the Company's common stock upon contribution of its membership interests in Origen Financial LLC. This transaction was accounted for as a purchase under the provisions of SFAS No. 141. Net assets acquired in this transaction were recorded at fair value, resulting in goodwill of $32.3 million (total for contribution of all members' interests) representing the excess of net liabilities assumed.

- *Loans to Origen LLC.* Woodward Holding, LLC was a participating lender in the Sun Loan Facility. On October 8, 2003, the Company repaid the entire principal balance of $55.5 million and all interest owing under the Sun Loan Facility and the facility was terminated.

- *Guaranty of Securitization Obligations.* Mr. Davidson has personally guaranteed certain of the Company's obligations under the Company's securitization arrangement with Citigroup.

- *Related Party Lease.* The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Davidson beneficially owns a 25% interest. The lease is accounted for as an operating lease under provisions of SFAS No. 13, and the Company pays a fair market lease rate.

As part of the Company's October 2003 private placement, Richard H. Rogel, one of the Company's directors, acquired directly from the Company in a privately negotiated transaction 25,000 shares of common stock at $10.00 per share, the price per share equal to the offering price to other investors in the offering.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers
Origen Financial L.L.C.

We have audited the accompanying consolidated balance sheet of Origen Financial L.L.C. as of October 7, 2003 and December 31, 2002 and the related consolidated statements of operations, changes in members' capital and cash flows for the periods from January 1, 2003 to October 7, 2003 and for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Origen Financial L.L.C. as of October 7, 2003 and December 31, 2002 and the consolidated results of its operations and its cash flows for the respective periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 3, 2004

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	October 7, 2003	December 31, 2002
ASSETS		
Assets		
Cash and equivalents	$ 1,178	$ 257
Restricted cash	4,176	2,799
Loans receivable, net of allowance for losses	279,300	173,764
Loan sale proceeds receivable	3,170	3,905
Servicing advances	6,447	8,863
Residual interest in loan securitizations	785	5,833
Furniture, fixtures and equipment, net	2,544	2,448
Servicing rights	5,892	7,327
Goodwill	18,332	18,332
Repossessed homes	2,626	2,863
Other assets	2,753	1,357
Total assets	$327,203	$227,748
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$ 11,733	$ 8,093
Recourse liability	10,612	13,320
Advances under repurchase agreements	—	141,085
Notes payable — 2003-1	209,303	—
Notes payable — other	63,883	54,946
Total liabilities	295,531	217,444
Preferred interests in subsidiary	45,617	—
Members' capital (deficit)		
Contributed capital	39,106	39,106
Accumulated other comprehensive loss	(321)	—
Accumulated deficit	(52,730)	(28,802)
Total members' capital (deficit)	(13,945)	10,304
Total liabilities and members' capital (deficit)	$327,203	$227,748

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	January 1, to October 7, 2003	Year Ended December 31, 2002
Revenues		
Interest income on loans	$ 16,398	$ 9,963
Loan servicing fees	6,741	7,672
Gain on sale and securitization of loans	28	2,719
Other income	588	31
Total revenues	23,755	20,385
Costs and Expenses		
Interest expense	11,418	5,935
Preferred distribution of subsidiary equity	1,662	—
Provision for credit losses and recourse liability	4,765	16,092
Write down of residual interest	5,084	2,084
Compensation and benefits	16,344	16,830
General and administrative	7,047	4,987
Reorganization costs	—	1,554
Other operating expenses	1,363	2,090
Total costs and expenses	47,683	49,572
Net loss	$(23,928)	$(29,187)

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Periods from January 1, 2002 through October 7, 2003
(In thousands)

	Contributed Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total Members' Capital
Balance, January 1, 2002	$39,457	$ —	$ 385	$ 39,842
Recapitalization costs	(351)	—	—	(351)
Net loss	—	—	(29,187)	(29,187)
Balance, December 31, 2002	$39,106	$ —	$(28,802)	$ 10,304
Interest rate swap valuation	—	(321)	—	(321)
Net loss	—	—	(23,928)	(23,928)
Total comprehensive loss	—	—	—	(24,249)
Balance, October 7, 2003	$39,106	$(321)	$(52,730)	$(13,945)

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	January 1, through October 7, 2003	Year Ended December 31, 2002
Cash Flows From Operating Activities		
Net loss	$ (23,928)	$ (29,187)
Adjustments to reconcile net income loss to cash provided by (used in) operating activities:		
Provision for credit losses and recourse liability	4,765	15,995
Impairment of residual interest	5,084	2,084
Impairment of deferred purchase price receivable	—	708
Depreciation and amortization	2,476	2,984
Originations and purchase of loans held for sale	(144,146)	(209,533)
Principal collections on loans held for sale	34,201	16,415
Proceeds from sale of loans held for sale	620	129,088
Proceeds from deferred purchase price receivable	735	1,110
Gain on sale and securitization of loans	—	(2,677)
Increase in other assets	(10,278)	(9,023)
Increase in other liabilities	6,010	1,390
Net cash used in operating activities	(124,461)	(80,646)
Cash Flows From Investing Activities		
Capital expenditures	(811)	(1,480)
Net cash used in investing activities	(811)	(1,480)
Cash Flows From Financing Activities		
Proceeds from preferred interest investment	43,955	—
Proceeds from the sale of repossessed homes	5,083	9,150
Proceeds from advances under repurchase agreements	28,915	154,730
Repayment of advances under repurchase agreements	(170,000)	(119,210)
Proceeds from term loan	228,080	—
Repayment of term loan	(18,777)	—
Proceeds from advances on note payable	412,744	311,236
Repayment of note payable	(403,807)	(273,724)
Net cash provided by financing activities	126,193	82,182
INCREASE IN CASH AND CASH EQUIVALENTS	921	56
Cash and cash equivalents, beginning of year	257	201
Cash and cash equivalents, end of year	$ 1,178	$ 257
Supplemental disclosures of cash flow information:		
Interest paid	$ 8,312	$ 5,911

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 7, 2003 and December 31, 2002

Note A — Summary of Significant Accounting Policies

Change in Ownership

The accompanying 2003 financial statements are for the period January 1, 2003 through October 7, 2003 as the result of a change in ownership. On October 8, 2003 the equity interests of Origen Financial L.L.C. were acquired by a newly formed entity, Origen Financial, Inc., which continues to operate Origen Financial L.L.C. (the "Company") as a wholly-owned subsidiary. Also on October 8, 2003, Origen Financial, Inc. completed a private placement of $150 million of common stock, the proceeds of which were contributed to the Company and used to repay certain obligations existing at October 7, 2003. These repayments included approximately $45.6 million of preferred interests and approximately $63.1 million of notes payable to one of the Company's members, SUI, TRS, Inc.

Nature of Operations

The Company's principal operations involve origination, underwriting, securitization or sale, and servicing of manufactured home loans. The Company's manufactured home loans are generally conventionally amortizing loans that range in amounts from $10,000 to $150,000 and have terms of seven to thirty years and are located throughout the United States. The Company generally securitizes or places the manufactured home loans it originates with institutional investors and retains the rights to service loans sold on behalf of those investors.

Principles of Consolidation

The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it has the ability to control the operations of the subsidiaries generally because of majority control of voting equity interests. The Company does not consolidate entities with respect to which it does not have voting control over the major decisions. Currently, there are no such unconsolidated subsidiaries.

Revenue Recognition

Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

Loan servicing fees are received by the Company for the servicing of manufactured home loans. Such fees are contractually based and recognized monthly as earned over the life of the loan servicing portfolio.

The Company periodically sells loans either as whole loans or through securitizations. Estimated gains or losses from such sales or securitizations are recognized in the period in which the sale or securitization occurs. In determining the gain or loss on each qualifying sale of loans receivable, the Company's investment in each loan pool is allocated between the portion sold and any retained interests based on their relative fair values at the date of sale. The retained interests include interest-only strips, restricted cash held by securitization trusts, recourse liabilities and servicing rights. Some loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to retained interests. Rather, the loans securitized are continued to be carried by the Company as assets, along with the associated liability that finances such assets. In general, for a securitization to qualify for treatment as a sale, the Company must surrender control over the loans except to the extent it retains residual interests or servicing rights. Control is generally surrendered if the loans are isolated from creditors or bankruptcy, the transferee has the right to pledge the loans and there is no agreement that obligates the Company to repurchase the loans before maturity except in a cleanup call.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities, impairment of retained interests and goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others that is held in trust for subsequent payment to the owners of those loans.

Loans Receivable

Loans receivable consist of manufactured home loans under contracts collateralized by the borrowers' manufactured homes and in some instances, related land. All loans receivable are classified as held for sale until such time they are securitized and are carried at the lower of aggregate cost or fair value. Interest on loans is credited to income when earned. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

Allowance for Credit Losses

The allowance for possible credit losses is maintained at a level believed adequate by management to absorb potential losses in the Company's loan portfolio. The Company's loan portfolio is comprised of homogenous manufactured home loans with average loan balances of less than $50,000. The allowance for credit losses is determined at a portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). The Company's loss rate factors are based on the Company's historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers' ability to repay and estimated collateral value. Loans are considered impaired and accrual of interest is discontinued when a loan becomes more than 90 days past due. These homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

Servicing Rights

The Company recognizes the fair value of loan servicing rights purchased or on loans originated and sold, by recognizing a separate servicing asset or liability. Management is required to make complex judgments when establishing the assumptions used in determining fair values of servicing assets. The fair value of servicing assets is determined by calculating the present value of estimated future net servicing cash flows, the Company's assumptions of prepayments, defaults, servicing costs and discount rates that the Company believes market participants would use for similar assets. These assumptions are reviewed on a monthly basis and changed based on actual and expected performance.

The Company stratifies its servicing assets based on the predominant risk characteristics of the underlying loans, which are loan type, interest rate and loan size. Servicing assets are amortized in proportion to and over the expected servicing period.

The carrying amount of loan servicing rights is assessed for impairment by comparison to fair value and a valuation allowance is established through a charge to earnings in the event the carrying amount exceeds the fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at October 7, 2003.

Retained Interests in Loan Securitizations

Retained interests are carried at estimated fair value, which is determined by discounting the projected cash flows over the expected life of the receivables sold, using current prepayment, default, loss and interest rate assumptions. Changes in the fair value of retained interests are recorded as a component of other comprehensive income unless there has been a decline in value that is other than temporary. Under current accounting rules (pursuant to Emerging Issues Task Force Consensus Number 99-20) declines in value of the Company's retained interests are considered other than temporary and recognized in earnings when: (i) the fair value of the retained interest is less than its initial value at the time of securitization; and (ii) the timing and/or amount of cash expected to be received has changed adversely from the previous valuation which determined the carrying value of the retained interest. When declines in value considered to be other than temporary occur, the amortized cost is reduced to fair value and a loss is recognized in the statement of operations. The assumptions used to determine new values are based on internal evaluations and consultations with advisors having significant experience in valuing such retained interests.

Repossessed Homes

Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance plus any operating expenses of such homes or the estimated fair value of the home.

Other Assets

Other assets are comprised of prepaid expenses, deferred financing costs, and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

Loan Sale Proceeds Receivable

The loan sale proceeds receivable relates to the sale of approximately $114.4 million principal balance of manufactured home loans. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. The Company receives on a monthly basis .125% (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month). The deferred loan sale proceeds receivable is assessed for impairment on a periodic basis based on the fair value of the receivable calculated on a discounted basis.

Loans Sold Under Agreements to Repurchase

The Company enters into loan sales under agreements to repurchase the loans. The agreements are short-term and are accounted for as secured borrowings. The obligations to repurchase the loans sold are reflected as a liability and the loans that collateralize the agreements are reflected as assets in the balance sheet.

Depreciation

Provision for depreciation is computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements — Three to five years; furniture and fixtures — seven years; computers — five years; capitalized software — three years.

Income Taxes

No provision for income taxes is included in the accompanying financial statements as the Company's results of operations are passed through to its members for inclusion in their respective income tax returns.

Derivative Financial Instruments

The Company has periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to its loans receivable and anticipated sales or securitizations. The Company follows the provisions of Statement of Financial Accounting No. 133 (''SFAS 133''), *''Accounting for Derivative Instruments and Hedging Activities''*. Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.

Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

Goodwill Impairment

Accounting standards require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount is then compared to the net book value of the Company.

Recent Accounting Pronouncements

In May 2003, Financial Accounting Standards Board (''FASB'') issued Statement of Financial Accounting Standards (''SFAS'') No. 150, *''Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity''* which establishes standards for how financial instruments that have characteristics of liabilities and equity instruments should be classified on the balance sheet. The requirements of SFSA 150 generally outline that financial instruments that give the issuer the choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets or any mandatorily redeemable security should be classified as a liability on the balance sheet. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 *"Accounting for Derivative Instruments and Hedging Activities."* This statement is effective for contracts entered into or modified after December 31, 2003. In addition, all provisions of this statement are required to be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, are required to continue to be applied in accordance with their respective effective dates. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *"Consolidation of Variable Interest Entities."* The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The interpretation applies to the end of the first interim period or annual period ending after December 15, 2003 (i.e. December 31, 2003) to VIE's in which a company holds a variable interest that it acquired before February 1, 2003. As of December 31, 2003, the Company held no interest in any VIE.

Note B — Loans Receivable

The carrying amounts and fair value of loans receivable consisted of the following at October 7, 2003 and December 31, 2002 (in thousands):

	2003	2002
Manufactured home loans	$284,514	$178,280
Accrued interest receivable	1,694	1,044
Deferred fees	(3,399)	(2,817)
Allowance for loan loss	(3,509)	(2,743)
	$279,300	$173,764

The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at October 7, 2003 and December 31, 2002 (dollars in thousands):

	2003	2002
Principal balance loans receivable	$284,105	$177,828
Number of loans receivable	6,600	4,067
Average loan balance	$ 43	$ 44
Weighted average loan yield	10.23%	10.34%
Weighted average initial term	22 years	23 years

The manufactured home contracts are collateralized by manufactured homes that were built between the years 1973 and 2003, with approximately 85.1% of the manufactured homes built since 1999.

Delinquency statistics for the manufactured home loan portfolio are as follows at October 7, 2003 and December 31, 2002 (dollars in thousands):

	2003			2002		
	Number of Loans	Principal Balance	% of Portfolio	Number of Loans	Principal Balance	% of Portfolio
Days delinquent						
31-60	277	$10,969	3.9%	45	$1,789	1.0%
61-90	64	2,601	0.9%	39	1,418	0.8%
Greater than 90	116	5,063	1.8%	96	4,309	2.4%

The Company defines non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the period January 1, 2003 through October 7, 2003 and the year ended December 31, 2002 the average outstanding principal balance of non-performing loans was approximately $4.4 million and $3.2 million, respectively.

Note C — Other Comprehensive Income

Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*," establishes standards for reporting comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under GAAP have previously been reported as separate components of equity in the Company's consolidated financial statements.

The following table summarizes the components of other comprehensive income (loss) for the period ended October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003	2002
Net loss	$(23,928)	$(29,187)
Unrealized loss on interest rate swaps	(321)	—
Comprehensive Loss	$(24,249)	$(29,187)

Note D — Allowance for Credit Losses and Recourse Liability

The allowance for credit losses and related additions and deductions to the allowance were as follows for the period January 1, 2003 to October 7, 2003 and the year ended December 31, 2002 (in thousands):

	2003	2002
Balance at beginning of period	$ 2,743	$ 1,764
Provision for loan losses	4,765	2,914
Transfers from recourse liability	2,125	6,971
Gross charge-offs	(10,942)	(17,414)
Recoveries	4,818	8,508
Balance at end of period	$ 3,509	$ 2,743

The recourse liability and related additions and transfers out of the recourse liability were as follows for the period January 1, 2003 to October 7, 2003 and the year ended December 31, 2002 (in thousands):

	2003	2002
Balance at beginning of period	$13,320	$ 7,860
Additional recourse agreements	—	25
Provision for recourse liability	—	13,178
Reimbursements for losses per recourse agreements	(583)	(772)
Transfers to allowance for credit losses	(2,125)	(6,971)
Balance at end of period	$10,612	$13,320

Note E — Goodwill and Intangible Assets

The Company's recorded goodwill resulted at the time of the formation of the Company on December 18, 2001. On that date, SUI TRS, Inc., Shiffman Family LLC and Woodward Holding, LLC made capital contributions totaling $40 million to the Company and Bingham Financial Services Corporation ("Bingham") contributed to the Company substantially all its net assets including its operating subsidiary Origen Financial, Inc. and its subsidiaries. At the time of Bingham's contribution, Origen Financial, Inc. had net liabilities totaling $19.2 million for which Bingham received a 20% interest in the net assets and profits of the Company, effectively resulting in a purchase price in excess of interest received. Under purchase accounting standards, the Company allocated $900,000 of the excess to capitalized servicing rights and $18.3 million to goodwill.

Note F — Mortgage Servicing Rights

Changes in servicing rights are summarized as follows for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003	2002
Balance at beginning of period	$ 7,327	$ 7,755
Loans sold and securitized	—	1,099
Write down to market value	(434)	—
Amortization	(1,001)	(1,527)
Balance at end of period	$ 5,892	$ 7,327

The Company services the manufactured home loans it originates and holds in its loan portfolio as well as manufactured home loans it originated and securitized or sold with the servicing rights retained. The principal balances of manufactured home loans serviced totaled approximately $1.2 billion and $1.1 billion at October 7, 2003 and December 2002, respectively. At September 30, 2003 the Company determined, through independent valuation, that the estimated fair value of loan servicing rights was less than their book value. Consequently the Company reduced the book value of the loan servicing rights by approximately $434,000 through a charge to earnings.

Note G — Property and Equipment

Property and equipment are summarized as follows at October 7, 2003 and December 31, 2002 (in thousands):

	2003	2002
Furniture and fixtures	$1,590	$1,381
Leasehold improvements	316	207
Capitalized software	457	303
Computer equipment	1,432	1,354
	3,795	3,245
Less: accumulated depreciation	1,251	797
Balance at end of period	$2,544	$2,448

Depreciation expense for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 was approximately $703,144 and $817,000 respectively.

Note H — Loan Securitizations

Periodically, the Company securitizes manufactured home loans. Under the current legal structure of the securitization program, the Company sells manufactured home loans it originates and purchases to a trust for cash. The trust sells asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

These loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability.

For securitizations accounted for as a sale, the Company retains the right to service the loans it sells. Fees for servicing the loans are based on a contractual percentage per annum ranging from .5% to 1.25% of the unpaid principal balance of the associated loans. The Company recognizes a servicing asset in addition to its gain on sale of loans. The servicing asset is calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the company's historical experience. These factors include default and prepayment speeds and a presumed discount rate. There were no securitizations accounted for as a sale for the period ended December 31, 2003.

The Company follows the provisions of SFAS 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* in the valuation of its retained interests. Certain data and the key economic assumptions resulting from securitizations accounted for as sales and used in measuring the retained interests from those securitizations were as follows. There were no securitizations accounted for as sales in the period January 1, 2003 to October 7, 2003 (dollars in thousands):

	2002
Number of transactions completed	1
Aggregate balance of certificates issued	$129,600
Aggregate principal balance of contracts sold	$135,000
Balance of securitized loans outstanding	$124,540
Weighted average interest rate of loans securitized	10.74%
Aggregate amount of net gain recognized	$ 2,677
Original Key Economic Assumptions	
Prepayment speed(a)	150% MHP
Weighted average life (months)	293
Discount rate	15.00%
Expected credit losses	10.04%

(a) Manufactured Housing Prepayment ("MHP") is based on an assumed rate of prepayments each month of the then unpaid principal balance of a pool of new contracts. A prepayment assumption of 100% MHP assumes constant prepayment rates of 3.7% per annum of the then unpaid principal balance of such contracts in the first month of the life of the contacts and an additional 0.1% per annum in each month thereafter until the 24th month. Beginning in the 24th month and in each month thereafter during the life of the contract, 100% MHP assumes a constant prepayment of 6.0% per annum each month.

At October 7, 2003 and December 31, 2002, the effect on the estimated fair value of the residual interests and servicing assets in securitizations completed in the year ended December 31, 2002, to immediate 10% and 20% adverse changes to the key economic assumptions used in those valuations are as follows (dollars in thousands):

	2003	2002
Residual interest in loans sold	$ 785	$ 5,833
Servicing assets	885	1,003
Total	$1,670	$ 6,836
Prepayment speed	130% MHP	150% MHP
Impact of 10% adverse change	$ (164)	$ (340)
Impact of 20% adverse change	$ (299)	$ (670)
Expected credit losses	16.85%	10.04%
Impact of 10% adverse change	$ (463)	$(1,000)
Impact of 20% adverse change	$ (765)	$(1,700)
Discount rate	12.00%	15.00%
Impact of 10% adverse change	$ (157)	$ (550)
Impact of 20% adverse change	$ (292)	$(1,100)

The sensitivity analysis is hypothetical. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.

Some loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to retained interests. Rather, the loans securitized continue to be carried by the Company as assets, along with the associated liability that finances such assets.

The following table summarizes certain cash flow activity with respect to the securitizations for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003	2002
Proceeds from securitization	$ —	$127,636
Servicing fees received	1,824	1,091

Total principal balance of loans serviced that the Company has securitized and accounted for as a sale at October 7, 2003 and December 31, 2002 was approximately $222.6 million and $241.8 million, respectively. Delinquency statistics on those loans for period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 were as follows (dollars in thousands):

	2003			2002		
	No. of Loans	Principal Balance	% of Portfolio	No. of Loans	Principal Balance	% of Portfolio
Days delinquent						
31-60	552	$22,525	10.15%	55	$2,463	2.0%
61-90	125	$ 5,104	2.30%	24	$1,199	1.0%
Greater than 90	402	$17,875	8.05%	58	$2,631	2.1%

Changes to the Company's residual interests were as follows for the period January 1, 2003 to October 7, 2003 and the year ended December 31, 2002 (in thousands):

	2003	2002
Balance at beginning of period	$ 5,833	$ —
New retained interest recorded	—	7,917
Other than temporary impairment	(5,084)	(2,084)
Accrued interest	36	—
Balance at end of period	$ 785	$ 5,833

The Company will assess the carrying value of the residual interests and servicing assets for impairment on a monthly basis. There can be no assurance that the Company's estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company's estimates, the carrying value of the Company's residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity.

Note I — Preferred Interests in Subsidiary

On March 26, 2003, the Company formed a new entity, Origen Securitization Company, LLC, for the purpose of dealing in or with manufactured housing retail installment contracts, installment loan agreements and similar assets, mortgage loans and mortgage pass-through certificates or mortgage-collateralized obligations. The Company contributed its interest in a $200 million pool of manufactured home loans and was issued 3,000 common ownership units, which represents 100% of the voting rights relative to the new entity. Private investors contributed approximately $44.0 million in cash into the new entity and were issued 4,395.5 preferred ownership units. A Board of Managers consisting of three members, two of whom are senior management personnel of the Company, is managing the new entity. All powers to control and manage the business and affairs of the new entity are vested exclusively in the Board of Managers and they have the right and authority to take all actions that they deem necessary, useful or appropriate for the management and conduct of the business.

In accordance with Statement of Financial Accounting Standards No. 94 *"Consolidation of All Majority-owned Subsidiaries,"* based on the control of Origen Securitization Company, LLC by the Company, the new entity is fully consolidated into the Company's balance sheet and results of operations. The $44.0 million cash investment is accounted for in a manner similar to minority interest in the Company's consolidated financial statements.

Note J — Debt

Total debt outstanding was as follows at October 7, 2003 and December 31, 2002 (in thousands):

	2003	2002
Loans sold under agreements to repurchase	$ —	$141,085
Line of credit and term loan, net of discount	63,055	51,060
Term loan agreement	209,303	—
Note payable – servicing advances	828	3,886
	$273,186	$196,031

Repurchase Agreements — In December 2001, Credit Suisse First Boston Mortgage Capital and the Company, through its special purpose subsidiary, Origen Special Holdings, LLC, entered into a master loan repurchase agreement. Under the agreement, the Company contributed manufactured home loans it originated or purchased to Origen Special Holdings, Origen Special Holdings then transferred the manufactured home loans to Credit Suisse First Boston against the transfer of funds from Credit Suisse First Boston and Origen Special Holdings transferred the funds to the Company for operations. The maximum financing limit on the facility was $150.0 million. The annual interest rate on the facility was a variable rate equal to LIBOR plus a spread. The loans were financed on the facility at varying advance rates on the lesser of the then current face value or market value of the loans. The advance rates depended on the characteristics of the loans financed. The facility was terminated on June 17, 2003.

Line of Credit and Term Loan — The Company had a line of credit extended by Sun Home Services, Inc ("Sun Homes"). During 2002 the agreement was amended several times, increasing the borrowing limit from $21.25 million to $48.0 million. The original loan agreement was entered into with Sun Communities Operating Limited Partnership ("SCOLP") and on December 30, 2002 SCOLP assigned its interest in the agreement to Sun Homes, a subsidiary of which SCOLP owns 100% of the preferred stock. The outstanding balance on the facility carried interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The line of credit was subordinate and at all times junior in right to payment in full of all senior debt, including indebtedness under the Company's repurchase facility. The line of credit was collateralized by a security interest in substantially all of the Company's assets. At October 7, 2003 and December 31, 2002, the outstanding balance on the line of credit was approximately $53.1 and $41.1 million, respectively.

On December 4, 2002 the Company entered into a $10.0 million term loan with SCOLP. On December 30, 2002 SCOLP assigned its interest in the agreement to Sun Homes. The outstanding balance carried interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The term loan was subordinate and at all times junior in right to payment in full of all senior debt, including indebtedness under the Company's repurchase facility. The term loan was collateralized by a security interest in substantially all of the Company's assets. At October 7, 2003 and December 31, 2002, the outstanding balance on the term loan was $10.0 million.

On April 1, 2003, in connection with the increase of the borrowing limit to $58.0 million on its credit facilities with Sun Homes (a combination of the $48.0 million line of credit and the $10.0 million term loan) and as a further inducement for Sun Homes to continue making advances under the credit facility, the Company issued warrants to purchase 1.0 million of its Series E ownership units to three investors. The warrants were exercisable at $0.01 per unit beginning April 1, 2003 and expiring April 1, 2010 or upon the closing of an initial public offering or the closing of a capital event, as defined in the warrant agreements.

On October 8, 2003, concurrent with the formation of Origen Financial, Inc. the line of credit and term loan were paid in full and the warrants were canceled. The warrants were assigned no value at issuance and also had no value at the date of cancellation.

Term Loan Agreement — On March 27, 2003 the Company entered into a one-year term loan agreement with Citibank, N.A. (''Citigroup'') (formerly Salomon Brothers Realty Corporation). Under terms of the agreement the Company was advanced approximately $160.0 million and in turn pledged as collateral approximately $200.0 million in total principal balance of manufactured home loans of which approximately $181.0 million had been funded on the Company's repurchase facility with Credit Suisse First Boston. On June 27, 2003 the Company pledged an additional $36.4 million in loans and was advanced an additional $29.1 million on the facility, on August 18, 2003 the Company pledged $28.9 million in loans and was advanced $23.1 and on September 30, 2003 the Company pledged $24.7 million in loans and was advanced $17.3 million on the facility.

The annual interest rate on the term loan is a variable rate equal to LIBOR plus a spread and the advance rate is dependant on characteristics and the outstanding principal of the manufactured home loans pledged as collateral. On November 1, 2003 the terms of the facility were amended effectively splitting the existing pool of pledged loans into two separate pools 2003-1A and 2003-1B, allowing for a maximum advance amount of $181.4 million of 2003-1A and of $160.0 million on 2003-1B, adding a stratified advance rate calculation to each pool, and reducing the annual interest rate on 2003-1B. The amendment also fixed the maturity date on 2003-1A at April 18, 2004 and on 2003-1B at November 16, 2004.

The annual interest rate on the notes is a variable rate equal to LIBOR plus a spread. The advance rate on December 31, 2003 was 76.9% of the eligible principal balance of the manufactured home loans pledged to 2003-1A and 72.6% of the eligible principal balance of the manufactured home loans pledged to 2003-1B. At December 31, 2003 the outstanding advance was approximate $176.3 million on 2003-1A and $97.2 million on 2003-1B.

Note Payable — Servicing Advances — On July 25, 2002 the Company entered into a revolving credit facility with Bank One, NA to replace a facility with Standard Federal Bank which was terminated on June 30, 2002. Under the new facility the Company can borrow up to $7.0 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured home loans. The bank's prime interest rate is payable on the outstanding balance. To secure the loan from Bank One, the Company has granted Bank One a security interest in substantially all of its assets. The facility had a termination date of September 30, 2003 but on September 29, 2003 the termination date was extended through December 31, 2003. On January 13, 2004, the termination date was extended through December 31, 2004. The aggregate amount advanced by Bank One under the facility at October 7, 2003 and December 31, 2002, was approximately $828,000 and $3.9 million, respectively.

The average balance and average interest rate of outstanding debt was as follows for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003		2002	
	Average Balance	Average Rate	Average Balance	Average Rate
Loans sold under agreement to repurchase	$ 85,511	2.7%	$80,342	2.5%
Line of credit and term loan	63,098	11.0	26,637	11.0
Term loan agreement	173,723	5.1	—	—
Note payable — servicing advances	1,911	4.9	1,543	3.8

At October 7, 2003, all of the Company's debt had a maturity date of one year or less.

Note K — Liquidity and Change in Ownership

The Company has sustained losses from operations since inception, and has used, rather than provided, cash in its operations. The risks associated with the Company's business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Proposed changes to the federal bankruptcy laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes become effective, thereby increasing defaults.

For the Company's finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs would adversely affect the Company's financial condition and results of operations.

Upon formation on October 8, 2003, Origen Financial, Inc. contributed approximately $140.9 million in cash, which the Company used to repay certain obligations existing at October 7, 2003. These repayments included approximately $45.6 million of preferred interests and approximately $63.1 million of notes payable to one of the Company's members, SUI, TRS, Inc. Subsequent to the formation the Company continues to act as the operating entity for Origen Financial, Inc.

Note L — Members' Capital

The Company was managed by a Board of Managers consisting of three individuals, appointed by each of the three investors, SUI TRS, Inc., Shiffman Family LLC and Woodward Holding, LLC. Members of the Board have a total of five votes with the manager appointed by Bingham controlling two votes, the manager appointed by the Voting Investors controlling two votes and an independent manager appointed mutually by the other managers controlling one vote.

Effective October 3, 2003, subsequent to the formation of Origen Financial, Inc., the Company is managed by a sole Manager, who currently acts as Origen Financial, Inc's Chief Executive Officer.

Note M — Commitments and Contingencies

Loan Commitments

The Company had commitments to originate manufactured home installment contracts approximating $21.0 million and $26.5 million at October 7, 2003 and December 31, 2002, respectively.

Lease Commitments

At October 7, 2003 aggregate minimum rental commitments under non-cancelable leases having terms of more than one year were (in thousands):

2003	$ 281
2004	1,083
2005	656
2006	630
2007	618
2008	241

These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

Note N — Financial Instruments and Off-Balance Sheet Activity

Financial Instruments

As part of its interest rate risk management strategy, the Company has in the past attempted to hedge the interest rate risk on its loan portfolio by entering into Treasury rate locks and forward interest rate swaps.

The Company has entered into four interest rate swap agreements effective April 2003, June 2003, August 2003 and September 2003. The swaps have the effect of fixing the cost of funds relative to the Company's $209.3 million in floating rate notes at approximately 3.93% for the period April 2003 through March 2004. The terms of the swaps require monthly settlements on the same dates interest payments are due on the notes. The swaps reduce interest rate risk due to the fact that the terms of the notes payable and the floating rate payments to be received on the swaps (projected notional amount, payment dates, term and benchmark interest rate) coincide and therefore the hedges are structured to be hedges against changes in the benchmark interest rate (LIBOR). The Company has designated the swaps as hedges for accounting purposes. The hedges have been highly effective and have had a minimal effect on the results of operations.

In accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* the Company has recorded the swaps as a liability of $321,000 at October 7, 2003. There were no swaps in effect at December 31, 2002. Mark to market changes in the value of the swaps are included in other comprehensive income.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 ("SFAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

The following table shows the carrying amount and estimated fair values of the Company's financial instruments at October 7, 2003 (in thousands):

	Carrying Amount	Estimated Fair Value
Assets		
Cash and equivalents	$ 1,178	$ 1,178
Restricted cash	4,176	4,176
Loans receivable	279,300	279,789
Loan sale proceeds receivable	3,170	3,170
Servicing rights	5,892	5,892
Liabilities		
Accounts payable and accrued expenses	$ 13,395	$ 13,395
Recourse liability	10,612	10,612
Advances under repurchase	209,303	209,303
Notes payable — other	63,883	63,883

The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

Fair values for the Company's loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

The fair value of the Company's recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

Fair value of loan commitments valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles is not considered material.

The fair value of the Company's fixed rate subordinated debt at December 31, 2002 was based on quoted market prices for debt with similar terms and remaining maturities. The fair value of the variable rate debt is based on its carrying amount.

Note O — Related Party Transactions

Gary A. Shiffman, is the Chairman of the Board, President and Chief Executive Officer of Sun Communities, Inc. ("Sun Communities"). He and his affiliates beneficially own approximately 7.67% of the outstanding common stock of Sun Communities. He is the President of Sun Home Services, Inc. ("Sun Homes"), of which he and the Estate of Milton M. Shiffman own all of the voting common stock. The ownership of the voting stock entitles them to 5% of the cash flow from the operating activities of Sun Homes. Sun Communities beneficially owns all of the non-voting preferred stock of Sun Homes, which entitles it to 95% of the cash flow from the operating activities of Sun Homes. Mr. Shiffman is the President of SUI TRS, Inc., which is a wholly-owned subsidiary of Sun Homes and owns SOE, LLC, a member of the Company. Mr. Shiffman is also the sole manager of SOE, LLC.

Sun Communities and its affiliates have entered into the following transactions with the Company

- *Loans to the Company.* Sun Homes, Woodward Holding, LLC and the Milton M. Shiffman Spouse's Marital Trust (of which Mr. Shiffman and members of his family are beneficiaries) (the "Shiffman Trust") provided financing to the Company. The financing provided consisted of a $48.0 million standby line of credit and a $10.0 million term loan, each bearing interest at a per annum rate equal to 700 basis points over LIBOR, with a minimum interest rate of 11% and a maximum interest rate of 15% (collectively, the "Sun Loan Facility"). In consideration of their commitments under the Sun Loan Facility, the Company granted to Sun Home Services warrants to purchase 550,000 membership units of the Company, to Woodward Holding, LLC warrants to purchase 400,000 membership units and to the Shiffman Trust warrants to purchase 50,000 membership units. Sun Homes subsequently transferred its warrants to SOE, LLC.

  The Sun Loan Facility was collateralized by a security interest in the Company's assets, which was subordinate in all respects to the Company's institutional indebtedness, and a guaranty and pledge of assets by Bingham.

  Under the terms of a participation agreement between Sun Homes, Woodward Holding, LLC and the Shiffman Trust, they jointly administered the Sun Loan Facility, and they committed to lend the following amounts:

Lender	Total Committed Amount
Sun Home Services	$35.5 million
Woodward Holding, LLC	$20.0 million
Shiffman Trust	$ 2.5 million

  Under the participation agreement, Woodward Holding, LLC was entitled to 50% (or up to $20.0 million), Sun Homes was entitled to 43.75% (or up to $17.5 million), and the Shiffman Trust was entitled to 6.25% (or up to $2.5 million) of the first $40.0 million of proceeds of repayment of the Sun Loan Facility. The remaining $18.0 million of Sun Homes' committed amount was subordinated to the first $40.0 million of proceeds of repayment.

On October 8, 2003, SUI TRS, Inc., which is the sole member of SOE, LLC, contributed its membership interest and warrants to purchase membership interests in the Company to Origen Financial, Inc. in connection with Origen Financial, Inc.'s formation. SOE, LLC did not receive shares of Origen Financial, Inc.'s common stock upon contribution of its membership interests in the Company. On October 8, 2003 the entire principal balance and all interest owing under the Sun Loan Facility was repaid and the facility was terminated.

- *Purchases of Manufactured Home Loans.* On June 17, 2003, the Company and Sun Home Services entered into a master loan purchase agreement pursuant to which Sun Homes could elect, from time to time, to purchase up to $50.0 million principal amount of manufactured home loans from the Company, at a purchase price equal to the book value of such loans, as reflected on the Company's books and records (the "Sun Purchase Price"), plus accrued and unpaid interest on such loans. Sun Homes had the right to require the Company to repurchase any loans purchased under this agreement upon certain events of default.

  In a series of several transactions from June through September 2003, Sun Homes purchased an aggregate of approximately $74.2 million in principal amount of manufactured home loans from the Company under the master loan purchase agreement, all at the Sun Purchase Price.

In a series of several transactions during that same period, Sun Homes sold back to the Company an aggregate of approximately $62.0 million in principal amount of the manufactured home loans it previously purchased under the master loan purchase agreement. The purchase price for each such repurchase was equal to 100.10% of the Sun Purchase Price plus accrued and unpaid interest on the loans. The Company paid approximately $13.1 million of this aggregate purchase price to Sun Homes by causing Origen Securitization Company, LLC, the Company's special purpose entity that holds residual securitization interests, to issue preferred equity interests in itself to Sun Homes. These newly issued equity interests were treated in a manner similar to minority interests. In addition, on September 30, 2003, the Company assigned to Sun Homes its right to receive approximately $7.4 million in preferred equity interests of Origen Securitization Company, LLC in partial satisfaction of indebtedness owing under the Sun Loan Facility, which interests Origen Securitization Company, LLC issued directly to Sun Homes.

On October 8, 2003, the master loan purchase agreement was terminated.

The transactions with Sun Homes were treated as loan sales under the provisions of Statement of Financial Accounting Standards No. 140 ("SFAS No.140") "*Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.*" The loans were removed from the control of the Company, and Sun Homes had the right to pledge or exchange its interest in the loans with no constraints. The Company did not maintain effective control over the transferred loans through either an agreement to repurchase or any other ability to cause Sun Homes to return the loans. The Company had no obligation to repurchase the loans except under the recourse provisions as defined in the loan sale agreement. The Company continued to service the loans at an annual servicing fee of 1.25% of the outstanding principal balance of the loans. The Company's subsequent repurchase of the loans was executed at a negotiated price that represented the fair market value of the loans.

- *Origen Securitization Company Investment.* In a series of three transactions from June through September 2003, Sun Homes invested in preferred membership interests of Origen Securitization Company, LLC, the Company's special purpose subsidiary that holds residual securitization interests. The preferred interests accrued a distribution preference of 11.0% per annum on the net capital contributions of the member holding the preferred interests. Origen Securitization Company issued the preferred interests to Sun Homes as consideration for its contribution of capital to Origen Securitization Company in connection with the Company's securitization financing arrangement with Citigroup Global Markets Realty Corp. On October 8, 2003, the Company redeemed all of the preferred interests, including those of Sun Homes. In consideration of the redemption, the Company paid Sun Homes approximately $20.8 million, which represented the net capital contributions of Sun Homes plus the accrued but unpaid distribution preferences with respect to those interests.

- *Remarketing Alliance Program* — Sun Communities has agreed to provide the Company certain concessions on manufactured homes repossessed in its communities. These concessions include marketing and refurbishing assistance, rent abatement during the first 12 months the repossessed home is for sale and commission abatement with respect to repossessed manufactured homes sold under the program. This program allows the Company to further enhance recoveries on repossessed homes and allows Sun Communities to retain homes for resale in its communities.

- *Guaranty of Licensing Bonds.* Sun Communities has guaranteed the Company's obligations to certain insurance companies in connection with the issuance by those companies of bonds and undertakings required by various state licensing authorities as a condition to the issuance of certain of the Company's licenses. The Company's aggregate potential obligation under these bonds is $5.0 million.

In addition to the transactions with Sun Communities described above, Mr. Shiffman and his affiliates have entered into the following transactions with the Company.

- *Origen Securitization Company Investment.* In March 2003, each of the Shiffman Trust and Shiffman Equities L.L.C., 100% of which is owned by Mr. Shiffman and his affiliates, and of which Mr. Shiffman is a manager, invested in preferred membership interests of Origen Securitization Company, LLC. On October 8, 2003, the Company redeemed all of the preferred interests, including those of the Shiffman Trust and Shiffman Equities L.L.C. In consideration of the redemption, the Company paid the Shiffman Trust and Shiffman Equities L.L.C. approximately $11.5 million and $2.9 million, respectively, which represented their respective net capital contributions plus the accrued but unpaid distribution preferences with respect to those interests.

- *Guaranty of Securitization Obligations.* In connection with the Company's securitization financing arrangement with Citigroup under which the Company has financed approximately $274.9 million in manufactured home loans, Mr. Shiffman and William M. Davidson, the owner of Woodward Holding, LLC, have personally guaranteed certain of the Company's obligations under that arrangement. Their guaranty is limited to $21.1 million.

- *Related Party Lease.* The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. The Company's Chief Executive Officer and certain of his affiliates beneficially own an approximate 1% interest.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bingham Financial Services Corporation

We have audited the accompanying consolidated balance sheets of Bingham Financial Services Corporation as of December 31, 2001 and December 31, 2000 and the related consolidated statements of changes in stockholders' equity (deficit), operations and cash flows for the periods ended December 31, 2001, December 31, 2000, December 31, 1999 and September 30, 1999. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bingham Financial Services Corporation as of December 31, 2001 and December 31, 2000 and the consolidated results of their operations and their cash flows for the periods ended December 31, 2001, December 31, 2000, December 31, 1999 and September 30, 1999, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note A, during the three months ended December 31, 1999, the Company changed its method of accounting for organizational costs.

/s/ PLANTE & MORAN, PLLC

March 28, 2002
Auburn Hills, MI

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except for shares)

	December 31, 2001	December 31, 2000
ASSETS		
Cash and equivalents	$ 440	$ 3,521
Restricted cash	1,739	1,628
Loans receivable	126,591	98,633
Servicing rights	6,855	9,143
Servicing advances	9,940	9,103
Furniture, fixtures and equipment, net	1,801	2,554
Deferred federal income taxes	7,000	8,446
Loan sale proceeds receivable	5,723	6,603
Other assets	7,003	8,250
Total assets	$167,092	$147,881
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Accounts payable and accrued expenses	$ 5,709	$ 14,111
Recourse liability	7,860	9,313
Advances under repurchase agreements	105,564	67,256
Subordinated debt, net of debt discount of $— and $336, respectively	—	3,664
Notes payable	17,435	42,697
Total liabilities	136,568	137,041
Non-controlling members' interest in subsidiary	39,766	—
Stockholders' equity (deficit)		
Preferred stock, no stated value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, no stated value, 10,000,000 shares authorized; 2,542,988 and 2,631,681, shares issued and outstanding at December 31, 2001 and 2000, respectively	26,478	27,488
Paid-in capital	322	727
Accumulated other comprehensive income	—	115
Unearned stock compensation	—	(1,142)
Accumulated deficit	(36,042)	(16,348)
Total stockholders' equity (deficit)	(9,242)	10,840
Total liabilities and stockholders' equity (deficit)	$167,092	$147,881

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for shares)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
Revenues				
Interest income on loans	$ 9,493	$ 14,593	$ 4,069	$ 9,477
Mortgage origination and servicing fees	12,001	10,800	1,319	2,069
Gain on sale and securitization of loans	5,186	27	1,603	4,399
Gain on sale of assets	1,600	—	—	—
Arbitration settlements	1,126	—	—	—
Other income	267	66	75	332
Total revenues	29,673	25,486	7,066	16,277
Costs and Expenses				
Interest expense	7,875	14,202	2,832	6,856
Provision for credit losses and recourse liability	8,595	7,671	362	653
Write down of residual interest	9,523	—	—	—
General and administrative	19,408	23,353	2,352	5,215
Unrealized loss on interest rate swap	—	1,300	—	—
Loss on interest rate swap	510	—	—	—
Acquisition costs	—	2,071	—	—
Other operating expenses	1,903	1,518	944	2,336
Total costs and expenses	47,814	50,115	6,490	15,060
Income (loss) before income tax expense (benefit) and allocation of subsidiary net income in non-controlling members' interests	(18,141)	(24,629)	576	1,217
Allocation of subsidiary net income in non-controlling members' interests	(308)	—	—	—
Income (loss) before income tax expense (benefit)	(18,449)	(24,629)	576	1,217
Federal income tax expense (benefit)	1,245	(8,374)	198	441
Income (loss) before cumulative effect of change in accounting principle	(19,694)	(16,255)	378	776
Cumulative effect of change in accounting principle, net of tax	—	—	(563)	—
Net income (loss)	$ (19,694)	$ (16,255)	$ (185)	$ 776
Weighted average common shares outstanding	2,579,844	2,625,765	2,539,716	1,966,288
Weighted average common shares outstanding, diluted	2,579,844	2,625,765	2,539,716	2,145,939
Earnings (loss) per share before cumulative effect of change in accounting principle:				
Basic	$ (7.63)	$ (6.19)	$ 0.15	$ 0.39
Diluted	$ (7.63)	$ (6.19)	$ 0.15	$ 0.36
Cumulative effect of change in accounting principle:				
Basic	$ —	$ —	$ (0.22)	$ —
Diluted	$ —	$ —	$ (0.22)	$ —
Earnings (loss) per share:				
Basic	$ (7.63)	$ (6.19)	$ (0.07)	$ 0.39
Diluted	$ (7.63)	$ (6.19)	$ (0.07)	$ 0.36

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except for shares)

	Common Stock	Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Unearned Stock Compensation	Retained Earnings (Deficit)	Total Stockholder's Equity (Deficit)
Balance, September 30, 1998	$13,608	$ 533	$ —	$ —	$ (684)	$ 13,457
Issuance of 867,001 shares common stock	11,968	—	—	—	—	11,968
Issuance of 84,658 stock awards	1,120	—	—	(1,120)	—	—
Stock award amortization	—	—	—	85	—	85
Option amortization	—	86	—	—	—	86
Net income	—	—	—	—	776	776
Comprehensive income:						
Unrealized loss on securities available for sale, net of tax	—	—	(304)	—	—	(304)
Total comprehensive income						472
Balance, September 30, 1999	$26,696	$ 619	$(304)	$(1,035)	$ 92	$ 26,068
Issuance of 11,243 stock awards	103	—	—	(103)	—	—
Stock award amortization				36		36
Option amortization	—	22	—	—	—	22
Net loss	—	—	—	—	(185)	(185)
Comprehensive income:						
Unrealized gain on securities available for sale, net of tax	—	—	198	—	—	198
Total comprehensive income						13
Balance, December 31, 1999	$26,799	$ 641	$(106)	$(1,102)	$ (93)	$ 26,139
Issuance of 44,138 stock awards	336	—	—	(336)	—	—
Issuance of 66,005 shares of common stock for BAC earnout	503	—	—	—	—	503
Cancellation of 10,178 stock awards	(150)	—	—	150	—	—
Stock award amortization	—	—	—	146	—	146
Option amortization	—	86	—	—	—	86
Net loss	—	—	—	—	(16,255)	(16,255)
Comprehensive income:						
Unrealized gain on securities available for sale, net of tax	—	—	221	—	—	221
Total comprehensive loss						(16,034)
Balance, December 31, 2000	$27,488	$ 727	$ 115	$(1,142)	$(16,348)	$ 10,840
Cancellation of 96,693 stock awards	(1,010)	—	—	1010	—	—
Stock award amortization	—	—	—	132	—	132
Cancellation of stock options	—	(270)	—	—	—	(270)
Recapitalization costs	—	(135)	—	—	—	(135)
Net loss	—	—	—	—	(19,694)	(19,694)
Comprehensive income:						
Reclassification adjustment	—	—	(115)	—	—	(115)
Total comprehensive loss						(20,082)
Balance, December 31, 2001	$26,478	$ 322	$ —	$ —	$(36,042)	$ (9,242)

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
Cash flows from operating activities:				
Net income (loss)	$ (19,694)	$ (16,255)	$ (185)	$ 776
Adjustments to reconcile net income (loss) to net Cash provided by operating activities:				
Provision for unrealized hedge loss	—	—	—	(2,400)
Unrealized loss on interest rate swaps	—	1,300	—	—
Provision for credit losses and recourse liability	8,595	7,671	362	653
Impairment of residual interest	9,523	—	—	—
Depreciation and amortization	2,103	3,600	1,637	1,135
Provision for deferred taxes	1,245	(8,374)	(84)	914
Originations of loans held for sale	(222,410)	(207,171)	(126,789)	(144,344)
Principal collections on loans held for sale	16,339	19,363	1,709	3,256
Proceeds from sale of loans held for sale	166,730	223,128	100,888	113,494
Loss (gain) on sale of investment securities	(254)	—	35	(3)
Gain on sale and securitization of loans	(5,186)	(27)	(1,603)	(1,999)
Increase in retained interest	(9,523)	—	—	—
Increase in other assets	(2,330)	(13,374)	(3,366)	(6,234)
Increase (decrease) in other liabilities	(8,402)	5,835	7,028	3,860
Net cash provided by (used in) operating activities	(63,264)	15,696	(20,368)	(30,892)
Cash flows from investing activities:				
Purchase of Hartger & Willard	—	—	—	(1,900)
Purchase of Origen Inc.	—	—	(4,001)	—
Purchase of investment securities	—	—	—	(1,529)
Proceeds from the sale of investment securities	1,782	—	24	369
Proceeds from the sale of the assets of Bloomfield Acceptance and Bloomfield Servicing	9,609	—	—	—
Capital expenditures	(520)	(911)	(98)	(485)
Net cash provided by (used in) investing activities	10,871	(911)	(4,075)	(3,545)
Cash flows from financing activities:				
Proceeds from issuance of common stock	—	—	—	11,968
Proceeds from recapitalization of Origen Inc.	40,000	—	—	—
Proceeds from advances under repurchase agreements	158,926	154,041	102,876	98,990
Repayment of advances under repurchase agreements	(120,617)	(167,254)	(91,434)	(86,855)
Proceeds from advances on note payable	321,009	252,664	100,364	109,164
Repayment of note payable	(350,006)	(250,715)	(88,093)	(100,079)
Net cash provided by (used in) financing activities	49,312	(11,264)	23,713	33,188
Net change in cash and cash equivalents	(3,081)	3,521	(730)	(1,249)
Cash and cash equivalents, beginning of period	3,521	—	730	1,979
Cash and cash equivalents, end of period	$ 440	$ 3,521	$ —	$ 730
Supplemental disclosures of cash flow information:				
Interest paid	$ 8,086	$ 13,875	$ 2,828	$ 6,785
Federal income taxes paid	$ —	$ —	$ —	$ 420

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. Summary of Significant Accounting Policies

Nature of Operations: The Company's principal operations involve origination, underwriting, securitization or sale, and servicing of manufactured home loans.

The Company's manufactured home loans are made through its subsidiaries, Origen Inc. and Origen LLC, primarily to finance the purchase of manufactured homes. These loans are generally conventionally amortizing loans that range in amount from $10,000 to $100,000 and have terms of seven to 30 years. The Company also provides warranty and disability insurance through one of its subsidiaries. Manufactured home loan servicing is also performed by Origen Inc. and Origen LLC.

The Company's commercial real estate mortgage loans were made through its subsidiary, Bloomfield Acceptance Company, L.L.C. ("Bloomfield Acceptance"). Commercial real estate loan servicing was performed by Bloomfield Servicing Company, L.L.C. ("Bloomfield Servicing"), a subsidiary of the Company. On June 13, 2001 the Company sold certain of the assets of both Bloomfield Acceptance and Bloomfield Servicing to Wells Fargo Bank, National Association and Wells Fargo & Company and ceased originating and servicing commercial mortgage loans.

The Company generally sells, securitizes or places the manufactured home loans it originates with institutional investors and retains the rights to service loans sold on behalf of those investors.

Principles of Consolidation: The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it has the ability to control the operations of the subsidiaries generally because of majority control of voting equity interests. The Company does not consolidate entities with respect to which it does not have voting control over the major decisions. Currently, there are no such unconsolidated subsidiaries.

Although the Company retains only a 20% interest in Origen LLC, as disclosed in Note B, no change in control of the management and operations of the Company's manufactured home loan operations has occurred for accounting purposes therefore, the financial position and results of operations of Origen LLC are presented on a consolidated basis at historical cost in the accompanying financial statements.

Revenue Recognition: Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

Loan servicing fees are received by the Company for the servicing of manufactured home loans. Such fees are contractually based and recognized monthly as earned over the life of the loan servicing portfolio.

The Company periodically sells loans either as whole loans or through securitizations. Estimated gains or losses from such sales or securitizations are recognized in the period in which the sale or securitization occurs. In determining the gain or loss on each qualifying sale of loans receivable, the Company's investment in each loan pool is allocated between the portion sold and any retained interests based on their relative fair values at the date of sale. The retained interests include interest-only strips, restricted cash held by securitization trusts, recourse liabilities and servicing rights.

Change in Fiscal Year End: On February 4, 2000 the Company changed its fiscal year end from a twelve month period ending September 30 to a twelve month period ending December 31. The consolidated statements of operations and cash flows are presented for the years ended December 31, 2001 and December 31, 2000, the three months ended December 31, 1999, and the year ended September 30, 1999.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities and deferred tax asset realization. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others which is held in trust for subsequent payment to the owners of those loans.

Loans Receivable: Loans receivable consist of manufactured home loans and floor plan loans. Manufactured home loans are primarily conventional fixed rate loans under contracts collateralized by the borrowers' manufactured homes. All loans receivable are held for sale and are carried at the lower of aggregate cost or fair value. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

Derivative Financial Instruments: The Company has periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to its loans receivable and anticipated sales or securitizations. Prior to January 1, 2001 deferral (hedge) accounting was applied if a derivative financial instrument reduced the risk of the underlying hedged item, was designated at inception as a hedge and was expected to be effective as a hedge. Effective January 1, 2001 the Company adopted the provisions of Statement of Financial Accounting No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value will be recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings. Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

There were no derivative instruments designated as hedges at January 1, 2001 and the adoption of SFAS 133 had no effect on the Company's financial position or results of operations.

Allowance for Credit Losses: The allowance for possible credit losses is maintained at a level believed adequate by management to absorb potential losses in the Company's loan portfolio. The Company's loan portfolio is comprised of homogenous manufactured home loans with average loan balances of less than $50,000. The allowance for credit losses is determined at a portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). The Company's loss rate factors are based on the Company's historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers' ability to repay and estimated collateral value. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

Servicing Rights: The Company accounts for loan servicing rights related to originated and sold loans by recognizing a separate servicing asset or liability. These servicing assets or liabilities are determined by allocating the carrying amount of the loans sold between the loan and the servicing rights based on the relative fair values of each at the date of sale. The fair value of servicing rights is based on discounted cash flows incorporating estimated servicing fees and costs as well as ancillary servicing revenue and projected prepayment rates. The Company capitalized approximately $1.4 million, $1.5 million, $7.6 million and $2.0 million, respectively, of loan servicing rights for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999, respectively.

The carrying amount of loan servicing rights is assessed for impairment each quarter by comparison to fair value and a valuation allowance is established in the event the carrying amount exceeds the fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at December 31, 2001 or 2000. The estimated fair value of loan servicing rights was approximately $9.7 million at December 31, 2001.

Interest on Loans: Interest on loans is credited to income when earned. An allowance for interest on loans is provided when a loan becomes more than 90 days past due as the collection of these loans is considered doubtful.

Loan Fees: Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the yields using a level-yield method.

Repossessed Homes: Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance plus any operating expenses of such homes or the estimated fair value of the home.

Other Assets: Other assets is comprised of prepaid expenses, deferred financing costs, goodwill and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

Loan Sale Proceeds Receivable: The loan sale proceeds receivable relates to the sale of approximately $114.4 million principal balance of manufactured home loans. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. Bingham receives on a monthly basis .125% (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month). The deferred loan sale proceeds receivable is assessed for impairment on a periodic basis based on the fair value of the receivable calculated on a discounted basis.

Loans Sold Under Agreements to Repurchase: The Company enters into loan sales under agreements to repurchase the loans. The agreements are short-term and are accounted for as secured borrowings. The obligations to repurchase the loans sold are reflected as a liability and the loans that collateralize the agreements are reflected as assets in the balance sheet.

Recourse Liability: The Company periodically sells manufactured home loans on a whole-loan basis. At the time of such loan sales, recourse liabilities are recognized pursuant to future obligations based on the underlying provisions of the respective sale agreements. The liability is computed based on estimated obligations under recourse provisions on a discounted basis. The obligations are provided for in the recourse liability and transferred to the allowance for credit losses at the time of repurchase. The loan purchasers have no recourse to our other assets for failure of debtors to pay when due.

Depreciation: Provisions for depreciation are computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements — life of the lease; furniture and fixtures — seven years; capitalized software — five years; computers — five years.

Income Taxes: The Company uses the liability method in accounting for income taxes. Deferred tax assets or liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements and net operating loss carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. A valuation allowance is established if, based on the insight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Per Share Data: Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. At December 31, 2001, 2000, 1999 and September 30, 1999 there were approximately 0, 911,000, 921,000 and 868,000 potential shares of common stock from stock options and warrants outstanding.

The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic loss per share calculation:

	Year Ended December 31,				Three Months Ended December 31, 1999		Year Ended September 30, 1999	
	2001		2000					
	Shares	Earnings (Loss) per Share	Shares	Earnings (Loss) per Share	Shares	Earnings (Loss) per Share	Shares	Earnings (Loss) per Share
	(Shares in thousands)							
Basic earnings (loss) per share before								
Cumulative effect of change in accounting principle	2,580	$(7.63)	2,626	$(6.19)	2,540	$ 0.15	1,966	$ 0.39
Cumulative effect of change in accounting principle	—	—	—	—	—	(0.22)	—	—
Net dilutive effect of:								
Options	—	—	—	—	—	—	22	—
Warrants	—	—	—	—	—	—	158	(0.03)
Diluted loss per share	2,580	$(7.63)	2,626	$(6.19)	2,540	$(0.07)	2,146	$ 0.36

Securities: Marketable securities are classified as available for sale. Securities classified as available for sale are carried at market value with a corresponding market value adjustment carried as a separate component of stockholders' on a net of tax basis. At December 31, 2001 and 2000 securities consisted of a single equity security with a carrying amount of $1,300 and $1.7 million, respectively which are included in other assets. The adjusted cost of the securities would be used to compute realized gains or losses if the securities are sold.

Cumulative Effect of Change in Accounting Principle: In April 1998 the Financial Accounting Standards Board issued Statement of Position Number 98-5 (SOP 98-5) "Reporting on the Cost of Start-Up Activities". This statement, which is required to be adopted for fiscal years beginning after December 15, 1998 establishes guidance for the accounting of start-up activities. It states that the cost of start-up activities, including organizational costs, should be expensed as incurred. The Company had deferred organizational costs related to the formation of its manufactured home lending subsidiary and the filing of its application to become a unitary thrift holding company and for the formation of a federally charted savings bank. In the period ended December 31, 1999 the Company expensed approximately $563,000 net of federal income tax benefit of previously capitalized organizational costs.

Recent Accounting Pronouncements: During July 2001, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") was issued. The statement provides the accounting and reporting standards for goodwill. SFAS 142 will not impact the Company's financial position or results of operations because the Company had no goodwill on its balance sheet at December 31, 2001.

B. Recapitalization

In July 2001, the Company entered into an investment agreement with three investors — SUI TRS, Inc., Shiffman Family LLC and Woodward Holding LLC — under which the Company agreed to recapitalize its operating subsidiary and its subsidiaries. Certain of the Company's officers and directors are affiliated with SUI TRS and Shiffman Family LLC.

Under the investment agreement and a merger agreement entered into on December 18, 2001, SUI TRS, Shiffman Family LLC and Woodward Holding made capital contributions totaling $40 million in Origen LLC. The Company will merge Origen Inc. and its other wholly-owned operating subsidiaries into Origen LLC. The mergers will be completed when Origen LLC and its subsidiaries obtain all material licenses and permits they need to continue to operate the Company's business. Notwithstanding the actual date of the mergers, the parties have agreed that the merger will be treated as effective as of January 1, 2002. It is expected that the mergers will occur in the second quarter of 2002. Pending the mergers, each of Origen Inc. and Origen LLC is conducting that portion of its business which it is licensed to do. After the mergers, Origen LLC and its subsidiaries, as the surviving entities of the mergers, will conduct all of the Company's business in the same manner as it has been conducted in the past.

The Company obtained an initial 20% ownership interest in the net assets and profits of Origen LLC and the three investors received an initial 80% aggregate interest in Origen LLC. These interests are subject to dilution resulting from (a) grants of up to 11.5% of the membership interests to key employees of the recapitalized subsidiaries, and (b) potential future issuance of additional membership interests in the recapitalized subsidiaries in connection with the raising of additional capital.

After the mergers, the Company's primary asset will be its interest in Origen LLC. The Company will also retain a loan receivable of approximately $2.5 million related to the sale of MHFC in March 2000. The proceeds from the receivable will be used to fund the Company's operating expenses, such as expenses associated with SEC reporting compliance and legal and accounting fees.

The above transactions have been accounted for as a recapitalization of the Company's operating subsidiaries and, accordingly, there is no adjustment to the historical cost basis carrying amounts of the assets and liabilities transferred to Origen LLC by the Company. Although the Company retains only a 20% interest (33.33% voting interest) in Origen LLC, the recapitalization has not resulted in a change in control of Origen LLC for accounting purposes and the financial position and results of operations of Origen LLC continue to be presented on a consolidated basis in the accompanying financial statements. The Company's control of Origen LLC was maintained by the control of a majority of the voting rights of Origen LLC by two of the Company's directors and through key management positions held in Origen LLC by two of the Company's executives. An allocation of income or losses attributable to the non-controlling members under the provisions of the Origen LLC operating agreement is accounted for in a manner similar to the minority interest.

C. Acquisitions

On July 1, 1999 pursuant to a Reorganization Agreement dated as of June 30, 1999 the Company acquired all of the issued and outstanding stock of Hartger and Willard from DMR Financial Services, Inc. (''DMRFS''), an affiliate of Detroit Mortgage and Realty Company (''DMR''). Pursuant to the terms of the agreement, 66,667 shares of Bingham common stock, without par value, were issued to DMRFS.

In connection with the acquisition of Hartger & Willard the Company loaned $1.5 million to DMRFS pursuant to a Promissory Note dated July 31, 1999. The loan was guaranteed by DMR and secured by the pledge of the 66,667 shares of Bingham common stock DMRFS received in the acquisition. The Company foreclosed on the pledged shares in full payment of the principal amount of the loan. The effect of this transaction is that the Company acquired the Hartger & Willard shares for $1.5 million in cash.

The Hartger & Willard acquisition was accounted for as a purchase. The results of operations for the year ended September 30, 1999 include the results of operations for the acquired company since the date of the acquisition.

The aggregate purchase price for the acquisition of $1.9 million, including expenses of the acquisition, was allocated to the assets acquired and liabilities assumed based on the related fair values at the date of acquisition. The excess of the aggregate purchase price over the fair values of the assets acquired and liabilities assumed has been allocated to goodwill and was being amortized on a straight-line method over 20 years. Hartger & Willard was sold in 2001 (see Note N).

In conjunction with the acquisition in July 1999, liabilities assumed and other non-cash consideration were as follows (in thousands, unaudited):

Fair value of assets acquired	$ 1,642
Goodwill	262
Cash paid in consideration and expenses of company acquired	(1,900)
Liabilities assumed	$ 4

The following table summarizes pro forma unaudited results of operations as if the acquisition completed during 1999 had occurred at the beginning of each year presented:

	September 30, 1999 (In thousands, except earnings per share)
Revenues	$16,933
Income (loss) before income taxes	1,158
Net income (loss)	733
Basic earnings (loss) per share	0.37
Diluted earnings (loss) per share	0.34

In December 1999, the Company completed the acquisition of Origen Inc. from Dynex Holding, Inc., a subsidiary of Dynex Capital, Inc. ("DCI"). The Company acquired certain manufactured home loans from Origen Inc. all of the issued and outstanding stock of Origen Inc. and all of the rights to DCI's manufactured home lending business for approximately $4.0 million in cash funded by borrowings on the Company's demand lines of credit. Origen Inc. specializes in lending to buyers of manufactured homes and has corporate and regional offices in four states. In addition Origen Inc. provides servicing for manufactured home and land/home loans.

The Origen Inc. acquisition was accounted for using the purchase method. The consideration and acquisition costs for the Origen Inc. acquisition were allocated to the acquired assets and assumed liabilities, resulting in an excess of fair value of the acquired net assets over the purchase price of approximately $3.2 million, which was recognized as a reduction in the amount allocated to purchased loan servicing rights. During the quarter ended March 31, 2000, Bingham revised its initial estimates of the fair value of the assets acquired, specifically the manufactured home loan portfolio associated with the transaction, effectively reducing the excess of fair value of acquired net assets by $2.0 million. Accordingly, the Company recognized the revised estimate by retroactively adjusting the purchase price allocation with an increase to the amount previously allocated to purchased loan servicing rights.

In connection with the Origen Inc. acquisition, Bingham recognized accrued liabilities of $5.0 million related to its plans to close certain of Origen Inc.'s regional and district offices and terminate or relocate certain of its employees.

During the year ended December 31, 2000, there were approximately $2.5 million of costs paid related to the accrued acquisition liabilities. Such costs consisted of $1.4 million for severance payments and personnel costs and $1.1 in costs connected with closed locations incurred subsequent to the cessation of operations.

As of December 31, 2000, Bingham revised its estimate of the costs to implement its plan and as a result, made an adjustment to the purchase price allocation. The change in estimate resulted in an increase of $2.3 million in the fair value of the net assets acquired. Bingham recognized this increase as an adjustment to the amount previously allocated to purchased loan servicing rights.

The following table summarizes pro forma unaudited results of operations for the Origen Inc. acquisition as if it had occurred at the beginning of each period presented:

	Three Months Ended December 31, 1999	Year Ended September 30, 1999
	(In thousands, except earnings per share)	
Revenues	$ 9,114	$36,047
Income (loss) before cumulative effect of change in accounting principle	(2,141)	1,236
Cumulative effect of change in accounting principle, net of tax	(563)	—
Net income (loss)	(2,704)	1,236
Basic earnings (loss) per share	$ (1.06)	$ 0.63
Diluted earnings (loss) per share	(1.06)	0.58

In the year ended December 31, 2000 the Company attempted a merger with Franklin Bank, N.A. which was unsuccessful. Costs incurred totaled $2.1 million all of which were charged to operations in the fourth quarter of 2000 when the merger attempt was terminated.

D. Loans Receivable

The carrying amounts and fair value of loans receivable consisted of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Manufactured home loans	$128,208	$95,234
Commercial loans	—	3,547
Floor plan loans	1,094	1,731
Accrued interest receivable	903	794
Deferred fees	(1,850)	(869)
Deferred hedge loss	—	364
Allowance for loan loss	(1,764)	(2,168)
	$126,591	$98,633

The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term:

	Manufactured Home			
	Year Ended December 31,		Three Months Ended December 31,	Year Ended September 30,
	2001	2000	1999	1999
	(Dollars in thousands)			
Principal balance loans receivable, net	$128,208	$ 95,234	$ 75,321	$ 64,501
Number of loans receivable	3,117	2,304	1,907	2,190
Average loan balance	$ 41	$ 41	$ 38	$ 29
Weighted average loan yield	10.85%	11.75%	10.90%	11.33%
Weighted average initial term	26 years	26 years	25 years	22 years

	Commercial Mortgage			
	Year Ended December 31,		Three Months Ended December 31,	Year Ended September 30,
	2001	2000	1999	1999
	(Dollars in thousands)			
Principal balance loans receivable, net	$—	$ 3,547	$ 65,930	$ 53,157
Number of loans receivable	—	2	27	20
Average loan balance	$—	$ 1,773	$ 2,442	$ 2,645
Weighted average loan yield	—	8.7%	9.8%	8.5%
Weighted average initial term	—	6.9 years	6.5 years	5.8 years

The following table sets forth the concentration by state of the loan portfolio:

	Manufactured Home			
	December 31,			
	2001		2000	
	Principal	%	Principal	%
	(Dollars in thousands)			
Texas	$ 30,581	23.9%	$23,338	24.5%
Georgia	11,322	8.8	7,587	8.0
Alabama	9,900	7.7	4,768	5.0
Mississippi	7,980	6.2	4,052	4.3
Florida	7,356	5.8	4,013	4.2
Michigan	7,093	5.5	6,446	6.7
South Carolina	5,530	4.3	4,084	4.3
Other	48,446	37.8	40,946	43.0
Total	$128,208	100.0%	$95,234	100.0%

	Commercial Mortgage December 31,			
	December 31,			
	2001		2000	
	Principal	%	Principal	%
	(Dollars in thousands)			
Michigan	$—	—	$ —	—
Indiana	—	—	—	—
Arizona	—	—	2,466	69.5%
Texas	—	—	—	—
Florida	—	—	1,081	30.5
California	—	—	—	—
Other	—	—	—	—
Total	$—	—%	$3,547	100.0%

The manufactured home contracts are collateralized by manufactured homes which range in age from 1973 to 2002, with approximately 90.1% of the manufactured homes built since 1999.

The following table sets forth the number and value of loans for various terms for the manufactured home loan portfolio:

	December 31,			
	2001		2000	
Term (years)	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	(Dollars in thousands)			
5 or less	2	$ 22	3	$ 24
6-10	142	2,683	90	1,727
11-12	15	410	8	155
13-15	243	7,211	144	3,853
16-20	811	27,711	265	7,908
21-25	269	9,747	345	11,720
26-30	1,635	80,424	1,449	69,847
Total	3,117	$128,208	2,304	$95,234

Delinquency statistics for the manufactured home loan portfolio are as follows:

	December 31,					
	2001			2000		
	No. of Loans	Principal Balance	% of Portfolio	No. of Loans	Principal Balance	% of Portfolio
	(Dollars in thousands)					
Days delinquent						
31-60	71	$3,346	2.6%	24	$ 944	1.0%
61-90	18	791	0.6%	19	811	0.9%
Greater than 90	57	2,608	2.0%	83	3,352	3.5%

E. Allowance for Credit Losses

The allowance for credit losses and related additions and deductions to the allowance for the years ended December 31, 2001 and 2000, the period ended December 31, 1999 and the year ended September 30, 1999 were as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
	(In thousands)			
Balance at beginning of period	$ 2,168	$ 274	$ 258	$ 185
Provision for loan losses	3,528	7,671	362	653
Transfers from recourse liability	6,070	77	—	—
Gross chargeoffs	(17,822)	(10,261)	(698)	(1,060)
Recoveries	7,820	4,407	352	480
Balance at end of year	$ 1,764	$ 2,168	$ 274	$ 258

F. Mortgage Servicing Rights

Changes in servicing rights are summarized as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
	(In thousands)			
Balance at beginning of period	$ 9,143	$ 9,736	$2,120	$ 156
Purchased servicing rights	—	—	6,846	1,376
Purchase price adjustments	—	424	—	—
Loans sold and securitized	1,132	1,112	825	735
Amortization	(1,279)	(2,129)	(55)	(94)
Sale of servicing rights	(2,141)	—	—	(53)
Balance at end of period	$ 6,855	$ 9,143	$9,736	$2,120

Bloomfield Servicing serviced commercial real estate loans that Bloomfield Acceptance originated as well as commercial real estate loans on behalf of 29 institutional investors. The principal balance of commercial real estate loans serviced totaled approximately $1.2 billion. In June 2001 the Company sold the servicing rights to its commercial loan portfolio serviced for others with a carrying amount of approximately $2.1 million, to Wells Fargo Bank and Wells Fargo & Company as part of the sale of certain of the assets of its commercial loan origination and servicing operations.

Origen Inc. and Origen LLC service the manufactured home loans originated by the Company and held in its loan portfolio as well as manufactured home loans originated by the Company and securitized or sold with the servicing rights retained. The principal balances of manufactured home loans serviced totaled approximately $1.2 billion at December 31, 2001, $1.1 billion at December 31, 2000 and $1.0 billion at December 31, 1999.

G. Property and Equipment

Property and equipment are summarized as follows:

	December 31, 2001	2000	1999
	(In thousands)		
Cost:			
Furniture and fixtures	$1,694	$2,191	$2,197
Leasehold improvements	179	213	46
Capitalized Software	255	493	322
Computer equipment	3,137	3,071	643
	5,265	5,968	3,208
Less accumulated depreciation	3,464	3,414	179
Total	$1,801	$2,554	$3,029

Depreciation expense was approximately $910,000 for the year ended December 31, 2001, $987,000 for the year ended December 31, 2000, $288,000 for the three months ended December 31, 1999 and $105,970 for the year ended September 30, 1999.

H. Residual Interest in Loans Sold and Securitized

On March 27, 2001 Bingham completed its first securitization of manufactured home loans through a consolidated special purpose subsidiary of Origen Inc. The Company sold manufactured home loans it originated and purchased to a trust for cash and the trust sold asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans. At the time of the securitization the Company estimates these amounts based upon a declining principal balance of the underlying loans, adjusted by an estimated prepayment and loss rate, and capitalizes these amounts using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded as retained interests. The Company believes the assumptions it has used are appropriate and reasonable.

The Company retained the right to service the loans it securitized. Fees for servicing the loans are based on a contractual percentage of 1.00% per annum of the unpaid principal balance of the associated loans. The Company has recognized a servicing asset in addition to its gain on sale of loans. The servicing asset is calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the Company's historical experience. These factors include default and prepayment speeds. The servicing asset recorded on the completed securitization represents a 25 basis point strip of net servicing cash flows.

Key assumptions used in measuring the retained interest at December 31, 2001 are as follows:

Prepayment Speed	150.00% MHP
Weighted average life (months)	317
Discount rate	15.00%
Expected credit losses	17.28%

The Company assesses the carrying value of its retained interest on a monthly basis. During the fourth quarter of 2001 the pool of securitized loans has experienced defaults and losses in excess of the Company's expectations and it has been concluded that such defaults are likely to be higher than expected in future periods as well. Initially the Company estimated total life time defaults as a percentage of initial pool balance to be 19.81% and net lifetime losses to be 10.32%. Based on the actual performance of the loans through December 31, 2001 it is now estimated that lifetime defaults will be 29.63% and estimated net losses will be 17.28%. The increased defaults and losses are due in part to the economic downturn that began in the third quarter of 2001, was made worse by the events of September 11 and has continued into 2002, and to some aggressive underwriting practices and credit decisions at the time the loans were originated. As a result of the changes in valuation assumptions in the retained interest, the Company has recognized an impairment of approximately $9.5 million.

I. Debt

Through December 18, 2001, the Company had three separate financing facilities with Sun Communities Operating Limited Partnership: a $4.0 million subordinated term loan, a $10.0 million subordinated demand line of credit a $50.0 million subordinated demand line of credit. As of December 18, 2001 there was $51.3 million outstanding in the aggregate under these loans.

On December 18, 2001, in connection with the recapitalization, the Company received capital contributions totaling $40 million which was used to repay a substantial portion of the Company's debt to Sun Communities Operating Limited Partnership.

The remaining balance of the debt to Sun Communities Operating Limited Partnership (approximately $11.4 million) was restructured into a $21.25 million line of credit extended by Sun Communities Operating Limited Partnership to Origen Inc. and Origen LLC, as co-borrowers. The line of credit will terminate on December 18, 2002 and the outstanding balance bears interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The line of credit is collateralized by a security interest in substantially all of each borrower's assets. Sun Communities Operating Limited Partnership and Woodward Holding, a member of Origen LLC, have entered into a participation agreement under which Sun Communities Operating Limited Partnership will loan up to approximately 59% of the borrowing limit (or $12.5 million) and Woodward Holding will loan up to approximately 41% of the borrowing limit (or $8.75 million) under the line of credit. Sun Communities Operating Limited Partnership and Woodward Holding jointly administer the line of credit. Bingham has guaranteed the obligations of the borrowers under the line of credit and has granted the lenders a security interest in substantially all of its assets as security for the guaranty.

In accordance with the original subordinated debt facility provided by Sun Communities Operating Limited Partnership, we issued detachable warrants to Sun covering 400,000 shares of common stock at a price of $10.00 per warrant share. The detachable warrants had a term of seven years and could have been exercised at any time after the fourth anniversary of the issuance. Upon the restructuring of the subordinated loan agreement, the detachable warrants were canceled. None of the detachable warrants had been exercised prior to the time they were canceled.

In March 2000, Origen Inc. and Bloomfield Acceptance entered into an amended and restated repurchase arrangement with Lehman Commercial Paper, Inc. Under this agreement, Origen Inc. was able to transfer loans from time to time to Lehman against the transfer of funds from Lehman. In June 2001 this agreement was terminated and the aggregate amount advanced by Lehman was repaid in full. At December 31, 2000, the amounts advanced by Lehman was $67.3 million.

In April 2000, Bloomfield Acceptance and Bloomfield Servicing entered into a warehousing credit agreement with Residential Funding Corporation. Under the credit agreement, Bloomfield Acceptance and Bloomfield Servicing could borrow up to $25.0 million to fund the acquisition and origination of FNMA loans, FHLMC loans, bridge mortgage loans and similar mortgage loans. In June 2001, the agreement was terminated. At the time the agreement was terminated Bloomfield Acceptance and Bloomfield Servicing had no advances outstanding under the agreement. At December 31, 2000, there were no advances outstanding under this agreement.

Bingham and Origen Inc. are borrowers under a revolving credit facility with Standard Federal Bank (as successor to Michigan National Bank). Under this facility, Bingham and Origen Inc. may borrow up to $10.0 million. Interest at a rate of 30-day LIBOR plus a spread is payable on the outstanding balance. The outstanding principal balance on this credit facility as of December 31, 2001 and 2000 was approximately $6.3 million and $6.8 million, respectively. To secure the loan from Standard Federal Bank, Origen Inc. and Bingham have granted Standard Federal Bank a security interest in their rights under three servicing agreements under which Origen Inc. services manufactured home loans. This facility will terminate on June 30, 2002. Based on discussions with Standard Federal Bank and other lenders, the Company expects this facility to be extended or replaced at the end of its current term.

In December 2001, Credit Suisse First Boston Mortgage Capital and Origen LLC, through its special purpose subsidiary Origen Special Holdings, LLC entered into a master repurchase agreement to replace the prior master repurchase agreement between Credit Suisse First Boston and Origen Special Holdings Corporation, a special purpose subsidiary of Origen Inc. The aggregate amount advanced under the prior facility was transferred to the new facility. Under the new agreement, Origen LLC contributes manufactured home loans it originates or purchases to Origen Special Holdings, LLC. Origen Special Holdings, LLC then transfers the manufactured home loans to Credit Suisse First Boston against the transfer of funds from Credit Suisse First Boston and Origen Special Holdings, LLC transfers the funds to Origen LLC for operations. Bingham guaranteed the obligations of Origen Special Holdings, LLC under this agreement. The maximum financing limit on the facility is $150.0 million. The annual interest rate on the facility is a variable rate equal to LIBOR plus a spread. The loans are financed on the facility at varying advance rates on the lesser of the then current face value or market value of the loans. The advance rates depend on the characteristics of the loans financed. The facility will terminate on May 28, 2002, but may be terminated earlier upon an event of default under the master repurchase agreement. At December 31, 2001, the aggregate amount advanced by Credit Suisse First Boston under the facility was $105.6 million.

At December 31, 2001 and December 31, 2000 debt outstanding was as follows:

	December 31,	
	2001	2000
	(In thousands)	
Loans sold under agreements to repurchase	$105,564	$ 67,256
Revolving credit facility	6,250	6,848
Demand loans	—	35,849
Term loan, net of discount	11,185	3,664
	$122,999	$113,617

J. Dealer Agreement

As of September 30, 1997 the Company entered into a preferred dealer agreement with Sun Communities. Pursuant to the agreement, stock options were granted to Sun that would have vested if, and only if, Sun was a party to and in compliance with the terms of the agreement on the vesting date and on December 31 of the immediately preceding year. The options would have vested in eight equal annual amounts, each consisting of 41,250 options, on January 31, 2001 through 2008. The options could have been exercised at any time after vesting until expiration ten years after the date of vesting. Each option vesting January 31, 2001 to 2003 would have entitled the holder to purchase one share of common stock for a purchase price of $10. Each option vesting on January 31, 2004, 2005 and 2006 would have entitled the holder to purchase one share of common stock for $12. Each option vesting on January 31, 2007 and 2008 would have entitled the holder to purchase one share of common stock for $14. The preferred dealer agreement was terminated as of December 18, 2001 in connection with the Company's recapitalization. Accordingly all options related to the preferred dealer agreement were canceled. None of the options vested under the agreement had been exercised.

The Company had recognized service costs related to the options based on the fair value method as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". Service costs were amortized based on the vesting periods of the options. All previously recognized service costs, approximately $270,000, were derecognized in the year ended December 31, 2001.

K. Stock Option Plan

The Company's stock option plan has 247,632 shares of common stock reserved for issuance. Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the administrator of the Company's stock option plan, the Compensation Committee of the Board of Directors or the entire Board of Directors, and options generally have vested over a three-year period from the date of grant. The term of an option may not exceed ten years from the date of grant. As of December 31, 2001 all options that had been issued under the plan were terminated.

The Company has adopted the disclosure requirements of SFAS 123. Accordingly, the fair value of each option granted in 2000 and 1999 was estimated using the Black-Scholes option pricing model based on the assumptions stated below:

	December 31,	
	2000	1999
Estimated weighted average fair value per share of options granted	$4.21	$4.40
Assumptions:		
Annualized dividend yield	—%	—%
Common stock price volatility	55.84%	55.62%
Weighted average risk free rate of return	6.82%	6.53%
Weighted average expected option term (in years)	6.0	6.0

The Company has elected to measure compensation cost using the intrinsic value method, in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly since all options were granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology of SFAS 123, the pro forma effects on the Company's net income and earnings per share would be as follows. No options were granted in the year ended December 31, 2001.

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
	(In thousands, except earnings per share)			
Net income (loss) as reported	$(19,694)	$(16,255)	$ (185)	$ 776
Stock option compensation cost	(606)	185	50	228
Pro forma net income (loss)	$(19,088)	$(16,440)	$ (235)	$ 548
Basic income (loss) per share as reported	$ (7.63)	$ (6.19)	$(0.07)	$0.39
Stock option compensation cost	(0.23)	0.07	0.02	0.12
Pro forma earnings (loss) per share	$ (7.40)	$ (6.26)	$(0.09)	$0.27
Diluted earnings (loss) per share as reported	$ (7.63)	$ (6.19)	$(0.07)	$0.36
Stock option compensation cost	(0.23)	0.07	0.02	0.11
Pro forma fully diluted earnings (loss) per share	$ (7.40)	$ (6.26)	$(0.09)	$0.25

The following tables set forth changes in options outstanding:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Amount	Weighted Avg. Price	Amount	Weighted Avg. Price
Shares under option:				
Outstanding at beginning of year	181,350	$9.34	191,068	$10.14
Granted	—	—	35,000	7.00
Forfeited/canceled	(181,350)	9.34	(44,718)	11.04
Exercised	—	—	—	—
Outstanding at end of year	—	$ —	181,350	$ 9.34
Exercisable at end of year	—	—	90,359	$10.03

	Three Months Ended December 31, 1999		Year Ended September 30, 1999	
	Amount	Weighted Avg. Price	Amount	Weighted Avg. Price
Shares under option:				
Outstanding at beginning of year	137,818	$11.15	109,900	$10.65
Granted	53,250	7.54	29,250	13.19
Forfeited/canceled	—	—	(1,832)	12.25
Exercised	—	—	—	—
Outstanding at end of year	191,068	$10.14	187,818	$10.14
Exercisable at end of year	98,309	$10.36	65,917	$10.36

The following table sets forth details of options outstanding at December 31, 2000.

December 31, 2000					
Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life
$ 7.00	35,000	9.35 Years	$ —	—	—
7.25	40,000	8.97 Years	7.25	13,333	8.97 Years
7.75	8,250	8.96 Years	7.75	2,749	8.96 Years
9.75	1,500	8.67 Years	9.75	500	8.67 Years
10.00	60,500	6.94 Years	10.00	58,833	6.89 Years
11.00	3,250	8.61 Years	11.00	1,083	8.61 Years
12.50	1,250	7.81 Years	12.50	1,250	7.81 Years
13.00	18,750	7.09 Years	13.00	8,331	6.99 Years
13.50	7,100	8.48 Years	13.50	2,364	8.48 Years
14.50	5,750	8.28 Years	14.50	1,916	8.28 Years
$7.00 - 14.50	181,350	8.69 Years	$7.25 - 14.50	90,359	7.38 Years

There were no options outstanding at December 31, 2001.

L. Federal Income Taxes

Federal income tax expense consisted of the following:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
	(In thousands)			
Current tax provision	$ —	$ —	$ (8)	$(473)
Deferred tax provision (benefit)	1,245	(8,374)	(84)	914
Federal income tax expense (benefit)	$1,245	$(8,374)	$(92)	$ 441

A reconciliation of the statutory federal income tax rate to the effective income tax rate follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
Statutory tax rate	34.00%	34.00%	34.00%	34.00%
Effect of:				
Nondeductible expenses	—	—	—	2.22
Other	(1.96)	—	—	—
Change in valuation allowance	(38.9)	—	—	—
Effective tax rate	(6.86)%	34.00%	34.00%	36.22%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's net deferred tax asset has increased to $14.8 million at December 31, 2001, compared to

$8.4 million at December 31, 2000. The Company recognized a valuation allowance on its net deferred tax asset at December 31, 2001, taking into consideration changes in economic conditions, the recapitalization and restructuring that occurred in December 2001, projections of future taxable income and available tax planning strategies. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Three Months Ended December 31, 1999	Year Ended September 30, 1999
	(In thousands)			
Deferred Tax Assets:				
Option amortization	$ 121	$ 91	$ 62	$ 55
Reserve for loan losses	1,557	1,081	285	230
Recourse liability	3,341	3,294	128	—
Net operating loss carryforward	12,782	7,210	—	—
Other items, net	1,124	1,170	591	273
Total deferred tax assets	18,925	12,846	1,066	558
Less: valuation allowance	(7,665)	—	—	—
Deferred Tax Liabilities:				
Net deferral required by SFAS 91	584	403	281	169
Deferred closing costs	79	59	167	148
Restructuring charges	915	844	—	—
Loan sale proceeds receivable	1,946	2,245	—	—
Gain on sale of MSR required by SFAS 125	736	849	546	253
Total deferred tax liabilities	4,260	4,400	994	570
Total net deferred tax assets (liabilities)	$ 7,000	$ 8,446	$ 72	$ (12)

M. Stockholders' Equity

The Company consummated an initial public offering of 1,200,000 shares of common stock on November 19, 1997. The initial offering price was $10.00 per share, which provided approximate proceeds to the Company of $11.2 million. On December 16, 1997, an additional 70,000 shares were issued which provided approximate proceeds to the Company of $651,000. Prior to the initial public offering, on October 27, 1997 the Company sold 25,000 shares to Sun Communities, Inc. for gross proceeds of $250,000.

In April, 1999, the Company issued 800,330 shares of its common stock in private equity raises. The stock issuances resulted in proceeds of approximately $12 million.

During the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 the Company awarded 0 restricted shares, 44,138 restricted shares, 11,243 restricted shares and 84,658 restricted shares, respectively, to executive officers and senior management that vest over three years. In the years ended December 31, 2001 and 2000, 96,693 and 10,178 of previously issued restricted shares, respectively, were canceled.

Upon completion of the Company's recapitalization plan, 17,739 of unvested restricted shares issued to executive officers and senior management became immediately vested. As of December 31, 2001, 140,039 restricted stock awards had been issued; 33,168 have vested and 106,871 have been canceled. The compensation cost for the restricted shares was amortized over the respective vesting periods.

N. Disposition of Assets

On June 13, 2001, Bingham sold certain of the assets of its commercial mortgage financing and servicing subsidiaries and other related assets to Wells Fargo Bank, National Association and Wells Fargo & Company for cash consideration of approximately $9.6 million. The assets sold consisted of commercial loans receivable with a carrying amount of approximately $3.5 million, mortgage servicing rights with a carrying amount of approximately $2.1 million and furniture and equipment with carrying amounts of approximately $303,000. The pre-tax gain on the sale of assets of approximately $1.4 million is net of the write-off of $1.3 million in goodwill related to the purchase of the commercial mortgage operations and approximately $1.1 million in costs related to the transaction.

Proceeds from the sale were used to pay down Bingham's existing lines of credit. The sale was completed pursuant to an Agreement dated May 8, 2001, as amended, among Bingham, Bloomfield Acceptance, Bloomfield Servicing, Hartger & Willard, Wells Fargo Bank and Wells Fargo & Company. The terms of the transaction were determined on the basis of arm's length negotiations between the parties.

O. Commitments and Contingencies

Lease Commitments: At December 31, 2001 aggregate minimum rental commitments under noncancelable leases having terms of more than one year were $1.2 million payable (2002), $593,000 (2003), $370,000 (2004) and $58,000 (2005). Total rental expense for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999 and the year ended September 30, 1999 was $1.3 million, $1.2 million, $251,000 and $420,000, respectively. These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

Loan Commitments: At December 31, 2001 and 2000, the Company had commitments to originate manufactured home installment contracts approximating $24.2 million and $48.6 million, respectively. Commercial mortgage loan commitments totaled $0 and $90.5 million at December 31, 2001 and 2000, respectively.

P. Financial Instruments and Off-Balance Sheet Activity

Financial Instruments: As part of its interest rate risk management strategy, the Company has in the past attempted to hedge the interest rate risk on its loan portfolio by entering into Treasury rate locks and forward interest rate swaps. The Company has classified these transactions as hedges on specific classes of loan receivables. Any gross unrealized gains or losses on these hedge positions were an adjustment to the basis of the mortgage loan portfolio and were used in the lower of cost or market valuation to establish a valuation allowance as shown in Note D. As of December 31, 2001 the Company had no outstanding hedge positions.

The following table identifies the gross unrealized gains and losses of the hedge positions as of December 31, 2001, December 31, 2000 and December 31, 1999:

Hedge Type	Reference Rate/Treasury Gains	Year Ended December 31, 2001 Gross Unrealized (Losses) Gains	Year Ended December 31, 2000 Gross Unrealized (Losses) Gains	Three Months Ended December 31, 1999 Gross Unrealized (Losses) Gains	Year Ended September 30, 1999 Gross Unrealized (Losses)
		(In thousands)			
Interest Rate Swap	10 Year Swap	$—	$(364)	$609	$(146)
Treasury Lock	U.S. Treasury 4.750% — 11/08	—	—	—	126
Treasury Lock	U.S. Treasury 5.625% — 5/08	—	—	—	115
Treasury Lock	U.S. Treasury 5.500% — 5/09	—	—	—	6
Treasury Lock	10 Year Treasury	—	—	—	2

Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107 ("SFAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

The following table shows the carrying amount and estimated fair values of the Company's financial instruments:

	December 31, 2001 Carrying Amount	December 31, 2001 Estimated Fair Value	December 31, 2000 Carrying Amount	December 31, 2000 Estimated Fair Value
	(In thousands)			
Assets				
Cash and equivalents	$ 440	$ 440	$ 3,521	$ 3,521
Restricted cash	1,739	1,739	1,628	1,628
Loans receivable	126,591	128,447	98,633	105,416
Loan sale proceeds receivable	5,723	5,723	6,603	6,603
Other	9,540	9,540	9,102	9,102
Liabilities				
Accounts payable and accrued expenses	5,709	5,709	14,111	14,111
Recourse liability	7,860	7,860	9,313	9,313
Interest rate swap	—	—	2,640	2,640
Advances under repurchase	105,564	105,564	67,256	67,256
Subordinated debt	—	—	3,664	3,664
Note payable	17,435	17,435	42,697	42,697

The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

Fair values for the Company's loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

Fair value of the Company's loan sale proceeds receivable approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

The fair value of the Company's recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

Fair value of loan commitments valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles is not considered material.

The fair value of the Company's fixed rate subordinated debt at December 31, 2000 was based on quoted market prices for debt with similar terms and remaining maturities. The fair value of the variable rate debt is based on its carrying amount.

Q. Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except earnings per share)			
Year Ended December 31, 2001:				
Interest income	$ 3,384	$ 795	$ 2,194	$ 3,120
Interest expense	2,914	1,224	1,717	2,020
Net income (loss)	865	(755)	(2,959)	(16,845)
Diluted income (loss) per share	.33	(0.29)	(1.16)	(6.62)
Year Ended December 31, 2000:				
Interest income	$ 4,118	$ 4,650	$ 3,296	$ 2,529
Interest expense	3,538	4,232	3,267	3,165
Net loss	(2,897)	(2,506)	(2,859)	(7,993)
Diluted loss per share	(1.12)	(0.95)	(1.08)	(3.03)
Year Ended September 30, 1999:				
Interest income	$ 2,118	$ 2,617	$ 2,521	$ 2,221
Interest expense	1,699	1,841	1,953	1,363
Net income (loss)	764	480	304	(772)
Diluted income (loss) per share	0.43	0.26	0.13	(0.30)
Three Months Ended December 31, 1999:				
Interest income	$ —	$ —	$ —	$ 4,069
Interest expense	—	—	—	2,832
Net loss	—	—	—	(185)
Diluted loss per share	—	—	—	(0.07)

R. Subsequent Events

In March 2002, the Company completed a securitization of manufactured home loans with principal balances totaling approximately $135.0 million. These loans will serve as collateral for bonds issued by Origen Manufactured Housing Trust 2002-A. The securitization is expected to qualify as a sale of loans for accounting purposes and the Company expects to recognize a gain on the transaction of approximately $2.5 million. The Company received proceeds of approximately $128.6 million at closing which were used to reduce amounts outstanding under the Company's credit facilities.

MARKET PRICE OF AND DISTRIBUTIONS ON OUR COMMON STOCK

Market Information

During the fiscal year ended December 31, 2003, our common stock was not listed or quoted on any national exchange or market system, but was eligible to trade on The PORTAL Market. To our knowledge there were no trades of our common stock on The PORTAL Market. Since the commencement of our initial public offering on May 5, 2004, our common stock has been listed on the Nasdaq National Market under the symbol "ORGN." On June 14, 2004, the last reported sale price for our common stock on the Nasdaq National Market was $8.10 per share.

As of June 14, 2004, there were 25,118,000 shares of our common stock issued and outstanding, which were held by approximately 68 holders of record.

Distributions

In order to qualify for the tax benefits accorded to REITs under the Internal Revenue Code, we must, and we intend to, make distributions to our stockholders each year in an amount at least equal to (i) 90% of our REIT taxable income (before the deduction for dividends paid and not including any net capital gain), plus (ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code, minus (iii) any excess non-cash income.

We made a cash distribution of $0.098 per share of our common stock for the period from October 8, 2003, the date of our initial private placement, through December 31, 2003.

The actual amount and timing of distributions will be at the discretion of our board of directors and will depend upon our actual results of operations, including:

- the performance of our manufactured home loans;
- our ability to borrow at favorable rates and terms, including our ability to securitize manufactured home loans we originate or purchase;
- interest rate levels and changes in the yield curve; and
- our ability to use hedging strategies to insulate our exposure to changing interest rates.

To the extent not inconsistent with maintaining our REIT status, we may maintain accumulated earnings of our taxable REIT subsidiaries in those subsidiaries. Outstanding shares of our Series A Cumulative Redeemable Preferred Stock have distribution rights superior to our common stock. Our board of directors has the authority to issue additional classes and shares of preferred stock with distribution rights superior to those of our common stock. This could result in no distributions being paid on the common stock.

Corporate Information

ORIGEN™
WE START WITH YOU.

Executive Officers

Ronald A. Klein
Chief Executive Officer

J. Peter Scherer
President and Head of Operations

W. Anderson Geater, Jr.
Chief Financial Office and Secretary

Mark W. Landschulz
Executive Vice President of Portfolio Management

O. Douglas Burdett
Executive Vice President, Manager of Loan Servicing

Paul Galaspie
Senior Vice President and Chief Information Officer

David M. Rand
Senior Vice President, Sales and Marketing

Benton Sergi
Senior Vice President, Operations

Directors

Paul A. Halpern
Chairman of the Board of Directors

Ronald A. Klein, *Director*

Richard H. Rogel
Director and Chairman of the Audit Committee

Gary A. Shiffman, *Director*

Michael J. Wechsler, *Director*

James A. Williams
Director and Chairman of the Compensation Committee

Independent Auditors
Grant Thornton, LLP
27777 Franklin Road, Suite 800
Southfield, MI 48034

Legal Counsel
Jaffe, Raitt, Heuer & Weiss, P.C.
One Woodward Avenue, Suite 2400
Detroit, MI 48226

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Investor Inquiries
Stockholders, prospective investors and analysts seeking information about Origen should direct their inquiries to:
Secretary
Origen Financial, Inc.
27777 Franklin Road, Suite 1700
Southfield, MI 48034
248-746-7000

Annual Meeting
The Annual Meeting of Stockholders is scheduled for 10 am ET, on Thursday, July 22, 2004, at the Birmingham Community House, 380 South Bates, Birmingham, MI.

SEC Filings
The Company's filings with the Securities and Exchange Commission, including financial statements, may be obtained without charge from the Company.

Stock Market
The Company's shares are traded on the Nasdaq National Market under the Symbol "ORGN."

Headquarters
Origen Financial, Inc.
27777 Franklin Road, Suite 1700
Southfield, MI 48034
248-746-7000
248-746-4793
www.origenfinancial.com